Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 24, 2011

BY AND AMONG

CIGNA CORPORATION,

CIGNA MAGNOLIA CORP.

AND

HEALTHSPRING, INC.

i

Index of Defined Terms

Acquisition Proposal	41
Affiliate	65
Agreement	1
Amended and Restated Credit Agreement	65
Antitrust Authorities	65
Antitrust Laws	65
Applicable SAP	65
Appraisal Shares	4
Bankruptcy and Equity Exception	10
Benefits Continuation Period	46
Book-Entry Shares	3
Business Day	66
Certificate	3
Certificate of Merger	2
Closing	2
Closing Date	2
CMS	15
Code	6
Commitment Letter	30
Company	1
Company Benefit Plans	19
Company Board Recommendation	11
Company Bylaws	9
Company Charter	9
Company Common Stock	3
Company Disclosure Letter	8
Company Healthcare Regulatory Approvals	11
Company Material Adverse Effect	66
Company Material Contract	21
Company Option	7
Company Preferred Stock	9
Company Regulated Subsidiary	67
Company Restricted Share	7
Company SEC Documents	12
Company SEC Financial Statements	13
Company Stock Plans	67
Company Stockholder Approval	10
Company Stockholders Meeting	38
Company Subsidiary SAP Statements	13
Confidentiality Agreement	67
Consents	11
Continuing Employees	46
Contract	11
Converted Option	7
Converted Restricted Share Award	7

DGCL	1
DOJ	45
Effective Time	2
Environmental Laws	67
ERISA	19
Exchange Act	11
Exchange Agent	4
Exchange Fund	4
Expenses	48
Filings	11
Financing	30
Financing Sources	67
FTC	45
GAAP	67
Governmental Entity	12
Hazardous Substances	68
Health Care Laws	68
Healthcare Regulatory Approvals	29
HSR Act	11
Indemnified Party	48
Initial Outside Date	56
Intellectual Property	69
IRS	19
IT Assets	24
Knowledge	69
Laws	69
Liens	10
Medicare Program Laws	69
Member(s	69
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Stockholder Approval	28
NYSE	69
Order	69
Outside Date	56
Parent	1
Parent Bylaws	27
Parent Charter	27
Parent Common Stock	69
Parent Common Stock Price	7
Parent Disclosure Letter	27
Parent Material Adverse Effect	69
Parent SEC Documents	70
Permits	15
Permitted Lien	70

v

Person	70
Practice Entity	70
Privacy Laws	17
Proceeding	70
Program	70
Providers	70
Proxy Statement	14
Recommendation Withdrawal	39
Reporting Tail Endorsement	48
Representatives	38
Requisite Regulatory Approvals	54
SEC	8
Section 262	4
Securities Act	11
Stock Option Exchange Ratio	7
Subsidiary	71
Substitute Financing	52
Superior Proposal	42
Surviving Company	2
Takeover Statute	26
Tax	71
Tax Return	71
Tax Sharing Agreement	71
Taxing Authority	71
Termination Fee	57
Voting Agreement	1
WARN	20

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 24, 2011 (this "Agreement"), by and among CIGNA CORPORATION, a Delaware corporation ("Parent"), CIGNA MAGNOLIA CORP., a newly formed Delaware corporation and an indirect, wholly-owned Subsidiary of Parent ("Merger Sub"), and HEALTHSPRING, INC., a Delaware corporation (the "Company").

RECITALS

WHEREAS, subject to the terms and conditions of this Agreement, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as an indirect wholly-owned Subsidiary of Parent (the "Merger");

WHEREAS, the Board of Directors of the Company has (i) declared it advisable to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Boards of Directors of Parent and Merger Sub, respectively, have approved this Agreement, the Merger and the other transactions contemplated hereby and approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and the other transactions contemplated hereby and to prescribe certain conditions to the Merger;

WHEREAS, an executive officer of the Company has entered into a Voting Agreement with Parent (the "Voting Agreement");

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CERTAIN RELATED MATTERS

Section 1.1   The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company (the "Surviving Company") and an indirect, wholly-owned Subsidiary of Parent.

(b) The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL and other applicable Law.

Section 1.2 Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., local time, on the second Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that, by their nature or terms, can only be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is hereinafter referred to as the "Closing Date."

Section 1.3 Effective Time. Immediately following the Closing on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL (the date and time of such filing, or if another date and time is agreed to by the parties and specified in such filing, such specified date and time, being the "Effective Time").

Section 1.4 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety as set forth in Exhibit A attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided by the DGCL or therein.

Section 1.5 Bylaws. Subject to Section 6.8(c), at the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Company, until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Company and such bylaws.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the directors of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, $0.01 par value per share, of the Company (the "Company Common Stock"):

(a) All shares of Company Common Stock that are held by the Company as treasury stock or that are owned by the Company (other than shares of Company Common Stock held either in a fiduciary or agency capacity that are beneficially owned by third parties), Parent, Merger Sub or any wholly-owned Subsidiary of the Company or Parent immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.1(a), Section 2.2 and Section 2.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Restricted Shares, which shall be governed by Section 2.5(b)) shall be converted into and shall thereafter represent the right to receive an amount in cash equal to $55.00, without interest (the "Merger Consideration"). As of the Effective Time, all such shares of Company Common Stock shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (a "Certificate") or shares of Company Common Stock held in book-entry form ("Book-Entry Shares") shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.1(b), the Merger Consideration upon surrender of such Certificate or of such Book-Entry Shares, without interest.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, without any action on the part of the holder thereof, shall be converted into and become one share of common stock of the Surviving Company, with the same rights, powers and privileges as the shares so converted, and shall constitute the only outstanding shares of capital stock of the Surviving Company.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, including the Stock Option Exchange Ratio, as the case may be, shall be equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares ("Appraisal Shares") of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL ("Section 262") shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(b), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Company of the "fair value" of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(b), without interest. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.4   Exchange of Company Common Stock.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution selected by Parent with the Company's prior approval (which approval shall not be unreasonably withheld, delayed or conditioned) (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, all of the cash sufficient to pay the aggregate Merger Consideration (the "Exchange Fund"). Parent shall cause the Exchange Agent to deliver the cash contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Parent shall or shall cause the Surviving Company to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 2.1(b). Nothing contained in this Section 2.4(a) and no investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration.

(b)   Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail (or in the case of The Depository Trust Company on behalf of "street" holders, deliver), as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in customary form and have such other provisions as are reasonably satisfactory to both of the Company and Parent) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, the cash amount equal to (x) the number of shares of Company Common Stock represented by such Certificate multiplied by (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to Section 2.3, until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) shall, upon receipt by the Exchange Agent of an "agent's message" (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request) be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable the cash amount equal to (x) the number of shares of Company Common Stock represented by such Book-Entry Shares multiplied by (y) the Merger Consideration. No interest shall be paid or accrue on any cash payable upon surrender of any Book-Entry Shares.

(c) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of the Certificates or the Book-Entry Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the right to receive the payments contemplated by this Article II). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the

Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent (subject to Section 2.4(e)) for payment of its claim for the Merger Consideration.

(e) No Liability . None of Parent, Merger Sub, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.4(d)) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar Law, any unclaimed funds payable with respect to such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Company, and any former holder of Company Common Stock who has not theretofore complied with this Section 2.4 shall thereafter look only to the Surviving Company for payment of its claim for Merger Consideration, without any interest thereon.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, to the extent customarily required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that would be payable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(g) Investment. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent; provided that no losses on any investment made pursuant to this Section 2.4(g) shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration and following any such losses, Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of Company Common Stock entitled to receive such consideration in the amount of any such losses or if for any reason such funds are unavailable for payment to the holders of shares of Company Common Stock.

(h) Withholdings. Notwithstanding any provision contained herein to the contrary, each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") or under any provision of state, local or foreign tax Law. Any amount properly deducted or withheld pursuant to this Section 2.4(h) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

Section 2.5   Treatment of Stock Plans.

(a) Treatment of Options. Subject to Section 2.2, at the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Option") granted under the Company Stock Plans, whether or not exercisable and whether vested or unvested, by virtue of the Merger and without any action on the part of the Company or the holder thereof, shall be converted into a stock option to acquire a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time times (ii) the Stock Option Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price applicable to such Company Option immediately prior to the Effective Time divided by (y) the Stock Option Exchange Ratio (each, a "Converted Option"). The "Stock Option Exchange Ratio" shall mean the Merger Consideration divided by the volume-weighted average price of the Parent Common Stock on the NYSE during the trading day on the Business Day preceding the Closing Date (the "Parent Common Stock Price"). Each Converted Option shall be subject to the same terms and conditions as applicable to the corresponding Company Option immediately prior to the Effective Time (taking into account any accelerated vesting of such Company Options in accordance with the terms thereof). For the avoidance of doubt, the exercise price of, and number of shares subject to, each Converted Option shall be determined as necessary to comply with Section 409A of the Code.

(b) Company Restricted Shares. Subject to Section 2.2, at the Effective Time, each outstanding award of shares of restricted Company Common Stock (each share, a "Company Restricted Share") granted under the Company Stock Plans, by virtue of the Merger and without any action on the part of the Company or the holder thereof, shall be converted into an award with respect to a number of restricted shares of Parent Common Stock equal to the product of (i) the total number of Company Restricted Shares subject to the award immediately prior to the Effective Time times (ii) the Stock Option Exchange Ratio (each, a "Converted Restricted Share Award"). Each Converted Restricted Share Award shall be subject to the same terms and conditions as applicable to the corresponding award of Company Restricted Shares immediately prior to the Effective Time (taking into account any accelerated vesting of such Company Restricted Shares in accordance with the terms thereof). Any fractional share of Parent Common Stock resulting from an aggregation of all Company Restricted Shares of a holder granted under a particular award agreement shall be rounded down to the nearest whole share. In lieu of any such fractional share, the holder of such Company Restricted Shares shall be entitled to an amount in cash equal to the product of (1) the amount of the fractional share times (2) the Parent Common Stock Price.

(c) Company Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.5. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company shall be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company Restricted Shares or otherwise.

(d) Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Converted Options and Converted Restricted Share Awards. Within two (2) Business Days following the Closing Date, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Converted Options and Converted Restricted Share Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as Parent is subject to the reporting requirements pursuant to Section 13 or 15(d) of the Exchange Act and such Converted Options and Converted Restricted Share Awards remain outstanding. As soon as reasonably practicable following the Effective Time, but in no event later than two (2) Business Days following the Closing Date, Parent shall deliver to each holder of an outstanding Company Option or award of Company Restricted Shares at the Effective Time written notice describing the effect of the Merger on such Company Options and Company Restricted Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in the Company SEC Documents filed with or furnished to the Securities and Exchange Commission (the "SEC") on or after January 1, 2009 and prior to the date of this Agreement (but excluding any risk factors or forward-looking disclosures set forth under the heading "Risk Factors" or under the heading "Special Note Regarding Forward-looking Statements," and any other disclosures that are cautionary, predictive or forward-looking in nature, in any such Company SEC Documents) or (y) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub immediately prior to the execution and delivery of this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Company Disclosure Letter to which the relevance of such disclosure is reasonably apparent and that the mere inclusion of an item in such Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), and whether or not any particular representation or warranty refers to or excepts therefrom any specific Section of the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1   Corporate Organization.

(a) Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed, qualified or otherwise authorized to do business, and, to the extent applicable, is in good standing, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Amended and Restated Certificate of Incorporation (the "Company Charter") and the Second Amended and Restated Bylaws (the "Company Bylaws") of the Company made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b) Section 3.1(b) of the Company Disclosure Letter lists all of the Subsidiaries of the Company and, for each such Subsidiary, the state of formation or incorporation and each jurisdiction in which such Subsidiary is qualified or licensed to do business.

Section 3.2   Capitalization.

(a) The authorized capital stock of the Company consists of 180,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share ("Company Preferred Stock"). As of October 21, 2011 (i) 67,905,861 shares of Company Common Stock were issued and outstanding (which number includes 795,471 Company Restricted Shares) and no shares of Company Preferred Stock were issued and outstanding, (ii) 6,975,674 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, including 2,470,049 shares of Company Common Stock issuable upon the exercise of outstanding Company Options (whether or not presently exercisable) and (iii) 4,095,912 shares of Company Common Stock were owned by the Company as treasury stock. All outstanding shares of capital stock of the Company have been, and all shares of Company Common Stock that may be issued pursuant to any of the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares of Company Common Stock that have not yet been issued, will be) fully paid and nonassessable and are not subject to preemptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Except as set forth above or in Section 3.2(b) of the Company Disclosure Letter, or for Company Options and Company Restricted Shares granted in accordance with Section 5.1(b)(iii) after the date hereof, as of the Effective Time, there will not be any outstanding securities, options, warrants, calls or other rights of the Company or any of its Subsidiaries, or any commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any Subsidiary of the Company or

obligating the Company or any Subsidiary of the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating the Company or any Subsidiary of the Company to make any payment based on or resulting from the value or price of Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Options with Company Common Stock (including in connection with "net" exercises), (ii) tax withholding in connection with the exercise of Company Options or vesting of Company Restricted Shares and (iii) forfeitures of Company Options or Company Restricted Shares, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any of its Subsidiaries, other than pursuant to the Company Benefit Plans. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(c) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever, excluding restrictions imposed by securities laws ("Liens"), other than, in the case of Subsidiaries that are immaterial to the Company, immaterial Liens, and all of such shares and equity interests are duly authorized, validly issued and free of preemptive rights and all such shares are fully paid and nonassessable.

Section 3.3   Corporate Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject only to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval") and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming due power and authority of, and due execution and delivery by, Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (together, the "Bankruptcy and Equity Exception").

(b) The Board of Directors of the Company, at a meeting duly called and held, has unanimously adopted resolutions (i) declaring it advisable for the Company to enter into this Agreement, (ii) approving the execution, delivery and performance of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby, (iii) directing that the adoption of this Agreement be submitted to the holders of Company Common Stock for consideration and (iv) recommending, the adoption of this Agreement by the holders of Company Common Stock (such recommendation, the "Company Board Recommendation"). Subject to Section 6.3, such resolutions have not been subsequently rescinded, modified or withdrawn.

Section 3.4 No Conflicts. The execution and delivery of this Agreement by the Company do not and the consummation by the Company of the Merger and the other transactions contemplated hereby will not (a) conflict with or violate any provision of the Company Charter or Company Bylaws or any of the similar organizational documents of any of its Subsidiaries or (b) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Company Stockholder Approval are obtained (in the case of the Company Stockholder Approval, in accordance with the DGCL), (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract or agreement (each, a "Contract") to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (ii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

Section 3.5   Governmental Approvals.

(a) Other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and in connection with or in compliance with (i) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the Securities Act of 1933, as amended (the "Securities Act"), (iii) any other applicable federal or state securities Laws or "blue sky" Laws, (iv) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (v) the rules and regulations of the NYSE, (vi) those federal and state departments of health, state insurance departments and other filings and/or approvals, including those required under Health Care Laws, as set forth in Section 3.5 of the Company Disclosure Letter (the "Company Healthcare Regulatory Approvals") or (vii) such other consent, approval, waiver, license, permit, franchise, authorization or Order ("Consents") of, or registration, declaration, notice, report, submission or other filing ("Filings") with, any Governmental Entity, the failure of which to obtain or make prior to the Closing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby, no Consents of, or Filings with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority, domestic or foreign (each a "Governmental Entity") are necessary in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby.

(b) As of the date hereof, each Company Regulated Subsidiary is listed on Section 3.5(b) of the Company Disclosure Letter. The Company Regulated Subsidiaries are only incorporated in the jurisdictions set forth in Section 3.5(b) of the Company Disclosure Letter.

Section 3.6   Company SEC Filings; Financial Statements; Controls.

(a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Exchange Act and the Securities Act since January 1, 2009 (collectively, the "Company SEC Documents"). Each of the Company SEC Documents, as amended prior to the date of this Agreement, complied as of their respective dates (or amendment dates), and all Company SEC Documents filed after the date hereof will comply, in all material respects as to form with the requirements of the Exchange Act or the Securities Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or, if amended prior to the date of this Agreement, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The Company's management has completed an assessment of the effectiveness of the Company's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based solely on the Company's management's most recently completed evaluation of the Company's internal control over financial reporting, the Company does not have Knowledge of any "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company's internal controls and procedures which would reasonably be expected to adversely affect the Company's ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(c) The consolidated financial statements (including all related notes thereto) of the Company (the "Company SEC Financial Statements") included in the Company SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) comply in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC or, with respect to pro forma information, subject to the qualifications stated therein) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(d) The Company has previously delivered or made available to Parent true, complete and correct copies of the statutory financial statements of each Company Regulated Subsidiary filed prior to the date of this Agreement with the applicable domestic regulators, to the extent required, for the years ended December 31, 2009 and 2010, and for each quarterly period ended after December 31, 2010, together with all exhibits and schedules thereto (the "Company Subsidiary SAP Statements"). The Company Subsidiary SAP Statements fairly present, in all material respects, the respective statutory financial conditions of each of the Company Regulated Subsidiaries at the date thereof, and the statutory results of operations for the period then ended in accordance with Applicable SAP applied on a consistent basis throughout the period indicated, except as otherwise specifically noted therein.

(e) The loss reserves and other actuarial amounts of the Company Regulated Subsidiaries recorded in their respective Company Subsidiary SAP Statements as of December 31, 2010 (i) have been computed in all material respects in accordance with generally accepted actuarial standards in effect on such date (except as otherwise noted in such financial statements) and (ii) include provisions for all actuarial reserves that are required to be established in accordance with applicable Law.

Section 3.7 No Undisclosed Liabilities. As of the date of this Agreement there are no liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute or otherwise, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than: (a) liabilities or obligations reflected or reserved against in the Company's audited consolidated balance sheet as of December 31, 2010 or its unaudited consolidated balance sheet as of June 30, 2011 included in the Company SEC Documents or the notes thereto, (b) liabilities or obligations that were incurred since December 31, 2010 in the ordinary course of business and consistent with past practice, (c) liabilities or obligations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (d) liabilities or obligations reflected in Section 3.7 of the Company Disclosure Letter or arising or incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby.

Section 3.8 Disclosure Documents. The proxy statement relating to the Company Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the " Proxy Statement") shall not, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, no representation or warranty (express or implied) is made with respect to projected financial information provided by or on behalf of the Company. The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.8, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement that were provided by or on behalf of Parent or its Representatives in writing expressly for inclusion therein.

Section 3.9   Absence of Certain Changes or Events. Since December 31, 2010,
(i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Compliance with Laws. Other than those violations or allegations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries are not in violation of, and since January 1, 2009 have not violated, any Laws or Orders applicable to the Company, any of its Subsidiaries or any assets owned or used by any of them and (b) neither the Company nor any of its Subsidiaries has received any communication since January 1, 2009 from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any Law. Notwithstanding the foregoing, except with respect to the inclusion of such Laws in the definition of Company Material Adverse Effect, this Section 3.10 shall not apply to the regulatory compliance matters which are the subject of Section 3.11, Tax matters which are the subject of Section 3.13, employee benefit plans and ERISA matters which are the subject of Section 3.14 (but, for the avoidance of doubt, shall apply to all applicable Laws relating to labor and employment), intellectual property and software matters which are the subject of Section 3.16, or environmental matters which are the subject of Section 3.18.

Section 3.11  Regulatory Compliance.

(a) Other than those violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are not in violation of, and since January 1, 2009 have not violated, any Health Care Laws which regulate their operations, activities or services and Orders pursuant to any Health

Care Laws applicable to the Company, any of its Subsidiaries or any assets owned or used by any of them.

(b) Since January 1, 2009 (i) neither the Company nor any of its Subsidiaries has (A) received or been subject to any written notice, citation, suspension, revocation, warning, administrative proceeding, review or, to the Knowledge of the Company, investigation by a Governmental Entity which alleges or asserts that the Company or any of its Subsidiaries has violated any Health Care Laws or which requires or seeks any adjustment, modification or alteration in the Company's or any of its Subsidiary's operations, activities, services or financial condition that has not been resolved, including but not limited to any qui tam lawsuits of which the Company has Knowledge and is legally permitted to disclose, Risk Adjustment Data Validation or Recovery Audit Contractor audits or (B) been subject to a corporate integrity agreement, deferred prosecution agreement, consent decree, settlement agreement or other similar agreements or orders mandating or prohibiting future or past activities and (ii) neither the Company nor any of its Subsidiaries has settled, or agreed to settle, any actions brought by any Governmental Entity for a violation of any Health Care Laws, except, with respect to clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no restrictions imposed by any Governmental Entity upon the business, activities or services of the Company or any of its Subsidiaries which would restrict or prevent the Company or such Subsidiary from operating as it currently operates.

(c) The Company and each of its Subsidiaries have all required governmental licenses, permits, certificates, approvals and authorizations ("Permits") necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no actions pending or, to the Knowledge of the Company, threatened in writing, that seek the revocation, cancellation or adverse modification of any Permit, except where such revocation, cancellation or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received or been subject to any written notice, claim or assertion alleging any violations of Permits, nor to the Knowledge of the Company, has any such notice, claim or assertion been threatened, except where the receipt of such notice, claim or assertion or such threatened notice, claim or assertion would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since January 1, 2009, each Company Regulated Subsidiary has timely filed all reports, statements, documents, registrations, filings and submissions required to be filed by it under applicable Laws (including Health Care Laws), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of such filings complied in all material respects with applicable Law.

(e) Each of the Company Regulated Subsidiaries meets the requirements for participation in, and receipt of payment from, the Programs in which each of the Company Regulated Subsidiaries currently participates and is a party to one or more valid agreements with the Centers for Medicare and Medicaid Services ("CMS") authorizing its participation as a Medicare Advantage Program contractor or Medicare Prescription Drug Plan Sponsor, and analogous state entities authorizing its participation as a Medicaid managed care contractor, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Any Subsidiaries of the Company providing management, administrative or billing and collections services to any entity, and the Practice Entity, have been since January 1, 2009 and are currently in compliance with all applicable Health Care Laws, including but not limited to state laws restricting or prohibiting the medical practice, corporate practice of medicine, fee-splitting, payments for referrals, balance billing, and/or health information privacy and security, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2009, neither the Company nor any of its Subsidiaries, or any of their respective officers, directors, individuals with direct or indirect ownership interests of five (5) percent of more in the Company or its Subsidiaries or employees and to the Knowledge of the Company, none of its contractors or agents has been or is currently suspended, excluded or debarred from contracting with the federal or any state government or from participating in any Federal Health Care Program, or is subject to an investigation or proceeding by any Governmental Entity that could result in such suspension, exclusion, or debarment.

(h) The Company and its Subsidiaries have compliance programs including policies and procedures reasonably designed to cause the Company and its Subsidiaries and their respective agents, employees and downstream and offshore contractors to be in compliance with all applicable Health Care Laws in all material respects.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any of their respective directors, officers, agents, or employees, in their individual capacities, has since January 1, 2009, directly or indirectly made or offered to make, or solicited or received, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or inducement to any Person or entered into any financial arrangement, regardless of form: (i) in violation of the federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b, the federal Physician Self-Referral (Stark) Law, 42 U.S.C. §1395nn, the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a−7a), or any analogous state laws; or (ii) to obtain or maintain favorable treatment in securing business in violation of any applicable Health Care Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Health Care Laws related to enrollment, sales and marketing delegation/subcontracting, and treatment of dual-eligible, low-income subsidy and special needs population beneficiaries under the Medicare Advantage (Part C), Medicare Prescription Drug (Part D) and Medicaid Programs. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the sales and marketing employees and agents of the

Company and each of its Subsidiaries have since January 1, 2009 and are currently (i) in compliance with all applicable licensing and Health Care Laws and (ii) paid commissions by the Company and/or each of its Subsidiaries that comply with all applicable Health Care Laws.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have established and implemented programs, policies, procedures, contracts and systems reasonably designed to cause their respective employees and agents to comply with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191) and the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), any implementing regulations, and any state privacy or medical information laws applicable to the business of the Company or its Subsidiaries, (collectively, the "Privacy Laws"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have since January 1, 2009 and are now in compliance with the Privacy Laws and with all contractual requirements, including but not limited to any "business associate agreements," that regulate or limit the maintenance, use, disclosure or transmission of medical records, patient information or other personal information made available to or collected by Company or its Subsidiaries in connection with the operation of their business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the transactions contemplated by this Agreement will not violate provisions of any of the Privacy Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries represent and warrant that they have employed reasonable and appropriate administrative, physical, and technical safeguards to ensure the confidentiality, availability, and integrity of health information to which they have access. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have entered into trading partner agreements and utilized the HIPAA standard formats for the electronic exchange of health information in compliance with, and as required by the Privacy Laws and any other Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have a breach notification policy that complies with applicable Health Care Laws and neither the Company nor any Subsidiary has experienced a breach of Protected Health Information held by Company or any Subsidiary. For purposes of this Section 3.11(k), "breach" means the acquisition, access, use or disclosure of Protected Health Information, as defined at 45 C.F.R. § 160.103, in violation of the Privacy Laws which compromises the security or privacy of such Protected Health Information.

(k) This Section 3.11 contains the sole and exclusive representations and warranties of the Company regarding the regulatory compliance matters, liabilities or obligations addressed herein, or compliance with Laws relating thereto.

Section 3.12 Litigation. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, which, if determined or resolved adversely in accordance with the plaintiff's or claimant's demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there is no

Order outstanding against the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

Section 3.13  Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all Taxes shown to be due and payable on any Tax Return described in paragraph (a) of this Section 3.13, or (i) where payment is not yet due, has established an adequate accrual in accordance with GAAP or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve in accordance with GAAP, in each case for all Taxes reflected in the most recent financial statements contained in the Company SEC Documents.

(c) The material income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended 2006 have been examined and the examinations have been closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no Proceeding pending or, to the Knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(e) Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to be governed by Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement.

(f) None of the Company and any of its Subsidiaries is taxed as a "life insurance company" for U.S. federal income tax purposes.

(g) Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (ii) a party to a Tax Sharing Agreement (other than such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business).

(h) Neither the Company nor any of its Subsidiaries has participated or engaged in a "listed transaction" as defined in Treasury Regulation §1.6011-4(b)(2).

(i) This Section 3.13 contains the sole and exclusive representations and warranties of the Company regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

Section 3.14  Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth as of the date of this Agreement a true and complete list of the material Company Benefit Plans, including all Company Benefit Plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy or written summary of such Company Benefit Plan, and, to the extent applicable, (i) all material trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments filed with the Internal Revenue Service ("IRS") or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any Company Benefit Plan and all schedules thereto, (iv) the most recent IRS determination letter (or opinion letter upon which the Company is entitled to rely), (v) all material current summary plan descriptions and (vi) any actuarial study of any pension, disability, post-employment life or medical benefits provided under any such Company Benefit Plan. "Company Benefit Plans" means each compensation or benefit plan, scheme, program, policy, arrangement and contract (including (A) any "employee benefit plan," as defined in Section 3(3) of ERISA, whether or not subject to ERISA; (B) any bonus, deferred compensation, profit-sharing, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement; (C) any employment, termination, retention, bonus, change in control or severance agreement, plan, program, policy, arrangement or contract; (D) any vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, life insurance, employee assistance program, relocation or expatriate benefits, disability or sick leave benefits, workers' compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or life insurance benefits); and (E) any loan) under which any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or with respect to which the Company or any of its Subsidiaries would incur any direct or indirect liability.

(b) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has (i) received a favorable determination letter from or (ii) is entitled to rely upon an opinion letter issued by the IRS that the Company Benefit Plan is so qualified, and to the Company's Knowledge there are no existing circumstances or any events that would reasonably be expected to adversely affect the qualified status of any such plan in a manner which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Benefit Plan has been administered and operated in accordance with its terms and with applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No material events have occurred with respect to any Company Benefit Plan that could result in payment or assessment by or against the Company of any excise taxes under the Code, except events that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Company Benefit Plan subject to Title IV of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability (exclusive of the liability to pay insurance premiums to the Pension Benefit Guaranty Corporation under Title IV of ERISA). As used in this Agreement, "ERISA Affiliate" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 4001(b) of ERISA.

(d) There are no pending, or, to the Knowledge of the Company, threatened, actions, suits, audits, proceedings or claims with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no pending or threatened investigations with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) No Company Benefit Plan is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA or is a "multiple employer plan" within the meaning of Section 4063 or 4064 of ERISA. Neither the Company nor any of its ERISA Affiliates has at any time during the last six (6) years contributed to or been obligated to contribute to any such type of plan.

(f) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for any current or former employee, director or independent contractor of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement with a labor union or organization. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2010, there has not been, and as of the date of this Agreement there is not pending or, to the Knowledge of the Company, threatened, any walkout, strike, union dispute, picketing, work stoppage or work slowdown against the Company or any of its Subsidiaries by their respective employees. Since December 31, 2010, neither the Company nor any of its Subsidiaries has effectuated or announced (i) a "plant closing" (as defined under the U.S. Worker Adjustment and Retraining Notification Act of 1988 (together with any similar state or local Law, "WARN")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a "mass layoff" (as defined under WARN) or (iii) such other layoff, reduction in force or employment terminations sufficient in number to trigger application of WARN.

(h) Except as provided in this Agreement or as required by applicable Law, the consummation of the Merger and the other transactions contemplated hereby (either alone, or together with any other event) will not (i) entitle any current or former director, officer or employee of the Company or of any of its Subsidiaries to severance pay or any similar payment or (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee. There is no contract, plan or arrangement (written or otherwise) covering any current or former employee, director or independent contractor of the Company or any of its Subsidiaries that, individually or collectively, would entitle any such Person to any tax gross- up or similar payment from the Company or any of its Subsidiaries or could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

Section 3.15  Material Contracts.

(a) Except as set forth in Section 3.15(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts (each of the following, whether or not set forth in Section 3.15(a) of the Company Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a "Company Material Contract":

(i) (A) any material agreement with a Governmental Entity or (B) any operating agreement with a Governmental Entity whereby the Company is providing benefits to a Medicare or Medicaid beneficiary, in each case other than as previously publicly disclosed by the Company or included in the Company's electronic data room as of October 22, 2011;

(ii) any pharmacy benefit management agreement or material patient assistance program agreement;

(iii) any agreement or policy for risk sharing or reinsurance with a professional reinsurance company;

(iv) any agreement relating to indebtedness for borrowed money in excess of $1,000,000, other than intercompany indebtedness;

(v)  any material partnership, joint venture or other similar agreement;

(vi) any material agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vii) any agreement with any director or officer of the Company or any of its Subsidiaries or with any "associate" or any member of the "immediate family" (as such terms are defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

(viii) any agreement that (A) by its express terms, materially limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent or any of its Affiliates after the Closing Date, (B) contains an exclusivity or similar provision, except with respect to material agreements with Provider networks that are open only to Medicare or Medicaid members or (C) any Provider network agreement that contains a "most favored nation" or similar provision that imposes obligations on the Company or any of its Affiliates;

(ix) any agreement that limits or otherwise restricts the ability of the Company or any of its Subsidiaries to pay dividends or make distributions to its stockholders; or

(x) any (A) intercompany management services or administrative services Contract or (B) independent practice association management services Contract that is reasonably likely to involve payments in excess of $1,000,000.

(b) The Company has made available to Parent a true and complete copy of each Company Material Contract. Each Company Material Contract is (i) a valid and binding obligation of the Company or its Subsidiary party thereto and enforceable against the Company or its Subsidiary party thereto in accordance with its terms (except that (x) such enforcement may be subject to a Bankruptcy and Equity Exception and (y) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, to the Company's Knowledge, each other party thereto and (ii) in full force and effect, except in the case of clauses (i) and (ii) above, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries has performed its obligations required to be performed by it prior to the date of this Agreement under each Company Material Contract to which it is a party and, to the Company's Knowledge, each other party to each Company Material Contract has performed its obligations required to be performed by it under such Company Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2011 none of the Company or any of its Subsidiaries has received notice of any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect.

Section 3.16  Intellectual Property; Software.

(a) Except as would not reasonably be expected to materially impact the Company or its Subsidiaries, (i) either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, the Intellectual Property used in connection with the business of the Company and its Subsidiaries as currently conducted and (ii) no other Person holds any right, title or interest in or to any Intellectual Property owned by or exclusively licensed to (or purported to be owned by or exclusively licensed to) the Company or its Subsidiaries (collectively, the "Company IP"). The consummation of the Merger and the other transactions contemplated hereby do not and will not result in any material adverse change or material loss of any rights in any Company IP, and will not result in the creation of any Liens (other than Permitted Liens) with respect to any Company IP.

(b) Except as would not reasonably be expected to materially impact the Company or its Subsidiaries, the conduct of the business as currently conducted, and as conducted in the past three (3) years, by the Company and its Subsidiaries does not infringe or otherwise violate any Person's Intellectual Property, and, as of the date of this Agreement, there is no claim to the contrary pending or to the knowledge of the Company threatened against the Company or its Subsidiaries. To the knowledge of the Company as of the date of this Agreement, no Person is infringing or otherwise violating any Company IP, and no claims alleging the contrary are pending or threatened against any Person by the Company or its Subsidiaries.

(c) Section 3.16(c) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all material registrations and applications for registration included in the Company IP (collectively, the "Registered Company IP"). The Company or its Subsidiaries have paid all maintenance fees, filed all statements of use and, to the knowledge of the Company, disclosed to the United States Patent and Trademark Office, United States Copyright Office and any analogous Governmental Entity any information required to be disclosed under applicable Law, in each case as reasonably necessary to maintain and protect the material Registered Company IP.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company IP is valid and enforceable, and except for office actions arising in the normal course of prosecution there are no claims pending or, to the Company's knowledge, threatened that challenge the scope, ownership, validity, or enforceability of any Company IP.

(e) No trade secret owned by the Company or any of its Subsidiaries and material to their respective businesses has been authorized by the Company or any of its Subsidiaries to be disclosed or, to the knowledge of the Company, has been disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to written non-disclosure agreements restricting the disclosure and use of such material trade secret. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the confidentiality of all the material information that derives its value from its confidentiality included in the Company IP.

(f) The Company maintains control of copies of the Software that the Company or its Subsidiaries license or otherwise use and documentation (including user guides) reasonably necessary to use such Software, and the Company maintains control over the use of source code and/or such other documentation (including user guides and specifications) for all material Software which is owned by the Company or any of its Subsidiaries ("Company Proprietary Software") reasonably necessary to use, maintain and modify the Company Proprietary Software. The Company Proprietary Software, and, to the knowledge of the Company, the material Software that the Company or its Subsidiaries license or otherwise use, functions substantially in compliance with applicable written, published documentation and specifications, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The IT Assets are sufficient in all material respects for the conduct of the business of the Company and its Subsidiaries as currently conducted Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Software owned by any other Person has been incorporated into any Company Proprietary Software in a manner that would reasonably be expected to (i) require any Company Proprietary Software (in whole or in material part) to be licensed, sold or disclosed, (ii) grant the right to decompile, disassemble or reverse engineer the source code of any Company Proprietary Software (in whole or in material part) or (iii) limit the ability to charge license fees or otherwise seek compensation in connection with the licensing or distribution of any Company Proprietary Software (in whole or in material part). As used in this Agreement, "Software" means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, software databases and compilations. As used in this Agreement, "IT Assets" means computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks)/

(g) As of the date of this Agreement, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance in all material respects with applicable Law, as well as their own policies, in each case, relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by the Company or its Subsidiaries, and no claims are pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any Person's privacy rights.

(h) This Section 3.16 contains the sole representations and warranties of the Company that are specific to Intellectual Property and Software matters, liabilities or obligations relating thereto.

Section 3.17 Properties. As of the date of this Agreement, except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries has good title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all real property of the Company and its Subsidiaries free and clear of all Liens, except for

Permitted Liens, (b) the Company and each of its Subsidiaries has complied with the terms of all leases of real property of the Company and its Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against the Company or any Subsidiary party thereto and, to the Knowledge of the Company, the counterparties thereto and (c) there has been no event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

Section 3.18  Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws, including, but not limited to, possessing, and complying with, all Permits and other governmental authorizations required for their respective ownership and operations under applicable Environmental Laws;

(ii) There is no pending or threatened claim, lawsuit, or administrative Proceeding against the Company or any of its Subsidiaries under or pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries has received written notice from any Person, including but not limited to any Governmental Entity, alleging that they have been or are in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any Subsidiary is a party or subject to any administrative or judicial Order or decree pursuant to any Environmental Law; and

(iii) With respect to real property that is currently or, to the Company's Knowledge, was formerly owned, leased or operated by the Company, any of its Subsidiaries or any predecessor of the Company or any of its Subsidiaries, there have been no releases, spills, disposal, discharges or leaks of Hazardous Substances on, from, at, in or underneath any of such property that would result in a liability or obligation on the part of the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries owns, leases or operates any facility or other property in New Jersey or Connecticut.

(c) This Section 3.18 contains the sole and exclusive representations and warranties of the Company regarding environmental matters and compliance with or liability under Environmental Laws.

Section 3.19 No Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly (other than investments made in the ordinary course of business in their investment portfolios that, in the aggregate, do not exceed 5% of the Parent Common Stock), any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Subsidiary of Parent or and neither the Company nor any of its Subsidiaries has any rights to acquire any shares of Parent Common Stock. There are no voting trusts or other agreements or understanding to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 3.20 Takeover Statutes. No "business combination," "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each a "Takeover Statute") is applicable to the Company, the shares of Company Common Stock or the Merger in connection with the transactions contemplated hereby.

Section 3.21 Brokers and Finders' Fees. Except for Goldman, Sachs & Co., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated hereby.

Section 3.22 Opinion of Financial Advisor. The Board of Directors of the Company has received an opinion from Goldman, Sachs & Co. to the effect that, as of the date of this Agreement and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders of shares of Company Common Stock. The Company shall, promptly following receipt of such opinion in written form, furnish an accurate and complete copy of such opinion to Parent solely for informational purposes.

Section 3.23  No Other Representations and Warranties; Disclaimers.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to Parent, Merger Sub or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, including the accuracy, completeness or currency thereof, and neither the Company nor any other Person will have any liability to Parent, Merger Sub or any other Person in respect of such information, including any subsequent use of such information, except for any claim for damages for a breach of any representation or warranty made by the Company in this Article III relating to such information or in the case of fraud.

(b) Notwithstanding anything contained in this Agreement to the contrary, except in the case of fraud, the Company acknowledges and agrees that neither Parent, Merger Sub nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Parent and Merger Sub in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as (a) disclosed in the Parent SEC Documents filed with or furnished to the SEC on or after January 1, 2009 and prior to the date of this Agreement (but excluding any risk factors or forward-looking disclosures set forth under the heading "Risk Factors" or under the heading "Special Note Regarding Forward-looking Statements," and any other disclosures that are cautionary, predictive or forward-looking in nature in any such Parent SEC Documents) or (b) set forth in the disclosure letter delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the "Parent Disclosure Letter") (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Parent Disclosure Letter to which the relevance of such disclosure is reasonably apparent and that the mere inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect), and whether or not any particular representation or warranty refers to or excepts therefrom any specific Section of the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed, qualified or otherwise authorized to do business and, to the extent applicable, is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The copies of the Restated Certificate of

Incorporation (the "Parent Charter") and Bylaws (the "Parent Bylaws") of Parent made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 4.2   Corporate Authorization.

(a) Each of Parent and Merger Sub has all necessary organizational power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by Connecticut General Corporation, the sole stockholder of Merger Sub (the "Merger Sub Stockholder Approval") which will be obtained immediately following the execution hereof, to consummate the Merger, the Financing and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Merger Sub of the Merger, the Financing and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and the Board of Directors of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger, the Financing or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Merger Sub Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due power and authority of, and due execution and delivery by, the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Board of Directors of Parent, at a meeting duly called and held, has adopted resolutions declaring it advisable for Parent to enter into this Agreement and approving the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Merger, the Financing and the other transactions contemplated hereby. The Board of Directors of Merger Sub has unanimously adopted resolutions approving the execution, delivery and performance of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger, the Financing and the other transactions contemplated hereby. Such resolutions have not been subsequently rescinded, modified or withdrawn.

Section 4.3 No Conflicts. The execution and delivery of this Agreement by Parent and Merger Sub do not and the consummation by Parent and Merger Sub of the Merger, the Financing and the other transactions contemplated hereby will not (i) conflict with or violate any provision of the Parent Charter or Parent Bylaws or the certificate of incorporation or bylaws of Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained, (x) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of Parent or Merger Sub under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (y) conflict with or violate any Laws applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clause (ii), any such violation, conflict, loss, default, right or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Governmental Approvals. Other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and in connection with or in compliance with (i) the Exchange Act, (ii) the Securities Act, (iii) any other applicable federal or state securities Laws or "blue sky" Laws, (iv) the HSR Act, (v) the rules and regulations of the NYSE, (vi) those federal and state departments of health, state insurance departments and other filings and/or approvals, including those required under Health Care Laws, as set forth in Section 4.4 of the Parent Disclosure Letter ( such approvals together with the Company Healthcare Regulatory Approvals, the "Healthcare Regulatory Approvals") or (vii) such other Consents of, or Filings with, any Governmental Entity, the failure of which to obtain or make prior to the Closing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially impair the ability of Parent to perform its obligations hereunder or prevent or materially delay the consummation of the Merger, the Financing or the other transactions contemplated hereby, no Consents of, or Filings with, any Governmental Entity are necessary in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Merger, the Financing and the other transactions contemplated hereby.

Section 4.5 Information Supplied. None of the information provided or to be provided by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement shall, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, no representation or warranty (express or implied) is made with respect to projected financial information (if any) provided by or on behalf of Parent. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement that were not provided by or on behalf of Parent or its Subsidiaries in writing expressly for inclusion therein.

Section 4.6   Compliance with Laws.

(a) Other than those violations or allegations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and its Subsidiaries are not in violation of, and since January 1, 2009 have not violated, any Laws or Orders applicable to Parent, any of its Subsidiaries or any assets owned or used by any of them and (b) neither Parent nor any of its Subsidiaries has received any written communications since January 1, 2009 from a Governmental Entity that alleges that Parent or any of its Subsidiaries is not in compliance with any Law.

(b) Other than those violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are not in violation of, and since January 1, 2010 have not violated, any Law which regulates their operations, activities or services and Orders pursuant to any Laws applicable to Parent, any of its Subsidiaries or any assets owned or used by any of them.

Section 4.7 Litigation. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries which, if determined or resolved adversely in accordance with the plaintiff's or claimant's demands, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Takeover Statutes. Assuming the accuracy of Section 3.19, no restrictions contained in any Takeover Statute is applicable to Parent or the Merger in connection with the transactions contemplated hereby.

Section 4.9 No Parent Vote Required. Assuming the accuracy of Section 3.19, no vote or other action of the stockholders of Parent is required by Law, the Parent Charter or the Parent Bylaws or otherwise in order for Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

Section 4.10 Available Funds . (a) Parent and Merger Sub have available or shall have available to them, as of the date the Closing is required to occur pursuant to Section 1.2 hereof, all funds necessary for the payment to the Exchange Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated hereby and to pay all related fees and expenses.

(b) Parent has delivered to the Company true, correct and complete fully executed copies of the commitment letter, dated as of October 24, 2011, between Parent and Morgan Stanley Senior Funding, Inc., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the "Commitment Letter"), pursuant to which, subject only to the conditions set forth in the Commitment Letter, Morgan Stanley Senior Funding, Inc. has committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the "Financing") for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. The Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, Morgan Stanley Senior Funding, Inc. There are no conditions precedent or contingencies (including pursuant to any "flex" provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, the net proceeds contemplated from the Financing, together with other financial resources of Parent and Merger Sub, including cash on hand and marketable securities of Parent and Merger Sub, shall, in the aggregate, be sufficient for the satisfaction of all of Parent's obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article II and all fees and expenses reasonably expected to be incurred in connection herewith. No event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), or the failure of any condition, on the part of Parent or its Affiliates under the Commitment Letter or, to the Knowledge of Parent, Morgan Stanley Senior Funding, Inc. Subject to the satisfaction of the conditions contained in Section 7.1 and Section 7.2, Parent has no reason to believe that any of the conditions to the Financing shall not be satisfied on a timely basis on or prior to the Closing, or that the Financing or any other funds necessary for the satisfaction of all of Parent's and its Affiliates' obligations under this Agreement and of all fees and expenses reasonably expected to be incurred in connection herewith shall not be available to Parent on the Closing Date. Except for fee letters with respect to fees and related arrangements with respect to the Financing, of which Parent has delivered true, correct and complete copies to the Company prior to the date of this Agreement (in a redacted form removing only the fee information, but which fee information does not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Financing), there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter and delivered to the Company prior to the date of this Agreement. Parent has fully paid all commitment fees, and other amounts required to be paid on or prior to the date of this Agreement in connection with the Financing.

(c) Parent acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to the obligation of Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

Section 4.11 No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly (other than investments made in the ordinary course of business in their investment portfolios that, in the aggregate, do not exceed 5% of the Company Common Stock), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. Except for the Voting Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.12  No Other Representations and Warranties; Disclaimers.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to the Company or any of their Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the consummation of the Merger and the other transactions contemplated hereby, including the accuracy, completeness or currency thereof, and neither Parent nor any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except for any claim for damages for a breach of any representation or warranty made by Parent in this Article IV relating to such information or in the case of fraud.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person has made or is making, and they are not relying upon, any representations or warranties whatsoever, express or implied, beyond those expressly made by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of its Affiliates or Representatives.

(c) Notwithstanding anything to the contrary in this Agreement, including the Company Disclosure Letter, or any other agreement, document or instrument to be delivered or made available in connection herewith, Parent and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates makes any representation or warranty (express or implied), and nothing contained in this Agreement, including the Company Disclosure Letter, or any other agreement, document or instrument to be delivered in connection herewith, is intended or shall be construed to be a representation or warranty (express or implied) of the Company or any of its Affiliates in respect of (i) the adequacy or sufficiency of any reserves of the Company or its Subsidiaries, or (ii) whether the reserves of the Company or any of its Subsidiaries have been or will be adequate or sufficient for the purposes for which they were established or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible. Furthermore, Parent and Merger Sub acknowledge and agree that no fact, condition, development or issue relating to the adequacy or sufficiency of the reserves of the Company or any of its Subsidiaries may be used, directly or indirectly, to demonstrate or support the breach of any representation, warranty, covenant or agreement contained in this Agreement or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby.

ARTICLE V

CONDUCT OF BUSINESS

Section 5.1   Conduct of Business by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (x) as prohibited or required by applicable Law or by any Governmental Entity of competent jurisdiction, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) as otherwise contemplated or required by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in all material respects and use its commercially reasonable efforts to preserve intact in all material respects its business organization and goodwill and relationship with Providers, plan members, suppliers, distributors, licensors, licensees, and other Persons with which it has material business dealings, and Governmental Entities having jurisdiction over its business, and to keep available in the aggregate the services of its workforce; provided, however, that no failure by the Company or any of its Subsidiaries to take any action specifically prohibited by any provision of Section 5.1(b) shall constitute a breach under this Section 5.1(a).

(b) Without limiting the generality of the foregoing (except as provided therein), from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (x) as required by applicable Law or by any Governmental Entity of competent jurisdiction, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) as otherwise contemplated or required by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

 (i)  amend the Company Charter or Company Bylaws;

(ii)  (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for dividends or distributions by any wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company, (B) adjust, split, combine, amend the terms of or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, except with respect to the capital stock or securities of any wholly-owned Subsidiary, in connection with transactions among the Company and its wholly-owned Subsidiaries or among the Company's wholly -owned Subsidiaries or (C) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, except (1) for repurchases of shares of Company Common Stock in connection with the exercise of Company Options or in connection with the vesting or settlement of shares of Company Restricted Shares (including in satisfaction of any amounts required to be deducted or withheld under applicable Law), in each case outstanding as of the date of this Agreement or awarded after the date of this Agreement in accordance with the terms of this Agreement or (2)

with respect to the capital stock or securities of any Subsidiary, in connection with transactions among the Company and one or more of its wholly-owned Subsidiaries or among the Company's wholly-owned Subsidiaries;

(iii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security) or make any changes (by combination, merger, consolidation, reorganization, liquidation or otherwise) in the capital structure of the Company or any of its Subsidiaries, except for (A) the issuance of shares of Company Common Stock in connection with the exercise of Company Options or the vesting or settlement of Company Restricted Shares, in each case outstanding as of the date of this Agreement or awarded after the date of this Agreement to the extent permitted pursuant to clause (B) below, (B) the grant of Company Options or Company Restricted Shares to employees of the Company or any of the Company's Subsidiaries (other than the individuals listed in Section 5.1(b)(iii) of the Company Disclosure Letter) in connection with the Company's annual equity award grant procedures or in connection with promotions or new hires, in each case, conducted in the ordinary course of business consistent with past practice, provided that the number of shares of Company Common Stock underlying awards granted under this clause (B) shall not exceed 300,000 and that the awards are granted on terms, including vesting, that are consistent with past practice, (C) issuances by a wholly-owned Subsidiary of the Company of capital stock to such Subsidiary's parent, the Company or another wholly-owned Subsidiary of the Company or (D) Liens required to be granted by the Company and its Subsidiaries pursuant to the Amended and Restated Credit Agreement;

(iv) merge or consolidate with any other Person or acquire any material assets, product lines or businesses, or make a material investment in (whether through the acquisition of stock, assets or otherwise) any other Person, except for acquisitions of property, inventory and equipment in the ordinary course of business consistent with past practice and for consideration not in excess (in the aggregate for all such acquisitions) of $35 million;

(v) sell, lease, license, subject to a material Lien, except for a Permitted Lien or Liens required to be granted by the Company and its Subsidiaries pursuant to the Amended and Restated Credit Agreement, or otherwise dispose of any material assets, product lines or businesses of the Company or any of its Subsidiaries (including capital stock or other equity interests of any Subsidiary) except for sales, leases or licenses of property, inventory and equipment in the ordinary course of business consistent with past practice and involving assets of the Company or any of its Subsidiaries not in excess (in the aggregate for all such sales, leases and licenses) of $35 million;

(vi) (A) make any material loans, advances or capital contributions to any other Person; (B) create, incur, guarantee or assume any indebtedness for borrowed money (in the aggregate for all such indebtedness) in excess of $35 million, except for, in the case of each of clause (A) and clause (B), (1) transactions among the Company and its wholly -owned Subsidiaries or among the Company's wholly-owned Subsidiaries, (2) any draw-down of funds under the Amended and Restated Credit Agreement in the ordinary course of business consistent with past practice, (3) letters of credit issued under the Amended and Restated Credit Agreement in the ordinary course of business consistent with past practice or (4) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness and in amounts not materially in excess of such existing indebtedness; (C) make or commit to make any capital expenditure in excess of $35 million in the aggregate; or (D) cancel any material debts of any Person to the Company or any Subsidiary of the Company or waive any claims or rights of value, except for cancellations or waivers in the ordinary course of business consistent with past practice and that are not material to the Company and its Subsidiaries taken as a whole;

(vii) except as required by Contracts in effect prior to the date of this Agreement, Company Benefit Plans or applicable Law, (A) increase the compensation or other benefits payable or provided to executive officers of the Company as reported in the Company's most recent Annual Report on Form 10 -K, including anyone hired into such a position, or directors of the Company or its Subsidiaries, except for any 2012 annual increases in compensation and other benefits payable to directors and officers (other than the individuals listed in Section 5.1(b)(iii) of the Company Disclosure Letter) that are consistent with past practice; (B) except in the ordinary course of business consistent with past practice, materially increase the compensation or other benefits payable or provided to the Company's or its Subsidiaries' other employees or independent contractors (the ordinary course including, for this purpose, the employee salary, bonus and equity compensation review process and related adjustments substantially as conducted each year and promotions); (C) enter into any employment, change of control, severance or retention agreement with any officer or other employee of the Company (except (1) for renewals or replacements (including employees hired to replace similarly situated employees) of existing agreements with current employees (other than officers) upon expiration of the term of the applicable agreement on substantially the same terms as the previous agreement or (2) for severance agreements entered into with employees (other than officers) in the ordinary course of business consistent with past practice in connection with terminations of employment); (D) except as permitted pursuant to clause (C) above, establish, adopt, enter into or amend any Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former (x) directors or officers, except as required to comply with Section 409A of the Code or other applicable Law or (y) except in the ordinary course of business consistent with past practice and as would not result in the aggregate in a material increase in cost to the Company or as is required to comply with Section 409A of the Code or other applicable Law, other employees or independent contractors or any of their beneficiaries; or (E) amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Company Benefit Plan;

(viii) other than (x) settlement of claims, liabilities or obligations in connection with any stockholder litigation against the Company and/or its officers, directors, employees and Representatives relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement involving monetary payment only in an amount not to exceed $1,500,000 in the aggregate and for which a full release is granted to the Company, Parent and their respective officers, directors, employees and Representatives in connection therewith, or (y) settlements and waivers of rights in the ordinary course of business consistent with past practice in connection with the processing and paying of claims to Providers, (A) settle, offer or propose to settle, or compromise any material claim or Proceeding or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operations of the business of the Company and its Subsidiaries taken as a whole after the Effective Time;

(ix) (A) except in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any Company Material Contract, in each case in a manner that would be material and adverse to the Company and its Subsidiaries, taken as a whole or (B) without limitation of the foregoing clause (A), enter into any Company Material Contract (or any extension thereof) with a term of three (3) years or more;

(x) alter or amend in any material respect any existing accounting methods, principles or practices, except as may be required by GAAP, Applicable SAP or applicable Law;

(xi) make any change in the investment, hedging, reserving, underwriting or claims administration policies, practices or principles that would be material to the Company and its Subsidiaries, taken as a whole, except as may be required to conform to changes in GAAP, Applicable SAP or applicable Law;

(xii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, except, with respect to settlement or surrender of any material Tax claims or assessments, to the extent of reserves established on the consolidated balance sheet of the Company as reflected in the most recent Company SEC Financial Statement;

(xiii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xiv) contract with or employ any person or entity listed on the GSA Excluded Parties List System (EPLS), the OIG List of Excluded Individuals/Entities (LEIE) or any FDA Debarment List; or

(xv)  obligate itself to take any of the foregoing actions.

(c)  The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all material Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

Section 5.2 No Control of the Company's Business. The Company, on the one hand, and Parent and Merger Sub on the other, acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in Section 5.1 or elsewhere in this Agreement to the extent the requirement of such consent would be inconsistent with applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1   Preparation of the Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement (but in no event later than fifteen (15) Business Days after the date of this Agreement), the Company shall prepare and file with the SEC the Proxy Statement. Subject to Section 6.3, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. The Company shall respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the SEC or its staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing of the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments.

(b) If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

Section 6.2 Stockholders Meeting; Company Board Recommendation. As promptly as reasonably practicable after the SEC or its staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, the Company, acting through its Board of Directors, and in accordance with applicable Law and the rules and regulations of NYSE, shall (a) duly call, give notice of, convene and hold a meeting of the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval (the "Company Stockholders Meeting"); provided, however, that the Company shall be permitted, with Parent's prior consent, to adjourn, delay or postpone convening the Company Stockholders Meeting if in the good faith judgment of the Board of Directors of the Company or, if required to address any conflict of interest, any committee thereof (after consultation with its outside legal advisors) failure to adjourn, delay or postpone the Company Stockholders Meeting would not allow sufficient time under applicable Law for the distribution of any required or appropriate supplement or amendment to the Proxy Statement, (b) subject to Section 6.3(b) and Section 6.3(d), include in the Proxy Statement the Company Board Recommendation and (c) subject to Section 6.3(b) and Section 6.3(d), use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding any Recommendation Withdrawal, unless this Agreement is terminated in accordance with its terms the obligations of the Company under this Section 6.2 shall continue in full force and effect.

Section 6.3   No Solicitation.

(a) The Company shall immediately cease all existing activities, discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal and shall use commercially reasonable efforts to require in accordance with the terms of any applicable confidentiality agreement that such parties return or destroy (such destruction to be confirmed in writing) all information and other material relating to the Company or its Subsidiaries previously provided to such parties by the Company or its Representatives (as defined below) in connection with the evaluation of a potential Acquisition Proposal. From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Section 8.1, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any

Affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries (collectively, "Representatives") acting on its behalf to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in any negotiations or discussions regarding any Acquisition Proposal or otherwise cooperate with, knowingly encourage or knowingly facilitate any effort by any Person that has made an Acquisition Proposal, (iii) grant any waiver or release under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries to which the Company of any of its Subsidiaries is a party or by which any of them is bound, (iv) make any Recommendation Withdrawal (as defined below) other than in accordance with Section 6.3(b) or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal; provided, however, that if, prior to obtaining Company Stockholder Approval and following the receipt of an unsolicited bona fide Superior Proposal, or an unsolicited bona fide written Acquisition Proposal which is reasonably expected to lead to a Superior Proposal, the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that there is a reasonable probability that the failure to take action with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, the Company and its Representatives may, in response to such Acquisition Proposal, and subject to compliance with Section 6.3(c), (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives and financing sources pursuant to a confidentiality agreement (a copy of which shall be provided to Parent for informational purposes only) that contains provisions not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) to the extent not previously furnished to Parent, the Company furnishes Parent with all such nonpublic information delivered to such Person prior to or substantially concurrently with its delivery to such Person and (B) engage in discussions or negotiations with such Person regarding such Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section 6.3 by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.3 by the Company.

(b) Notwithstanding any other provision of this Agreement, including Section 6.1 and 6.2, but subject to compliance with this Section 6.3, prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company or, if required to address any conflict of interest, any committee thereof, may, in response to any bona fide, unsolicited Acquisition Proposal, (i) withdraw (or modify or qualify in a manner adverse to Parent) the Company Board Recommendation or (ii) fail to include the Company Board Recommendation in the Proxy Statement (any action described in these clauses (i) or (ii) being referred to as a "Recommendation Withdrawal"), if (1) the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that there is reasonable probability that the failure to make a Recommendation

Withdrawal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; (3) the Board of Directors of the Company making the Recommendation Withdrawal provides Parent five (5) Business Days prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 6.3(c), as well as a copy of such Acquisition Proposal (it being agreed that neither the delivery of such notice by the Company nor any public announcement thereof that the Company determines it is required to make under applicable Law shall constitute a Recommendation Withdrawal unless and until the Company shall have failed at or prior to the end of the period referred to in clause (4) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Recommendation Withdrawal) to publicly announce that it (A) is recommending this Agreement and (B) has determined that such other Acquisition Proposal (taking into account in (A) any modifications or adjustments made to this Agreement to which Parent has agreed in writing and in (B) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal); (4) during the four (4) Business Days following such written notice (or such shorter period as specified below), if requested by Parent, the Board of Directors of the Company effecting the Recommendation Withdrawal and its Representatives have negotiated with Parent regarding any revisions to the terms of this Agreement proposed by Parent in writing in response to such Superior Proposal and (5) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which Parent has agreed in writing), that the Acquisition Proposal continues to be a Superior Proposal and that there is reasonable probability that the failure to make a Recommendation Withdrawal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. Any change to the financial terms or other material terms of any Superior Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3; provided, however, that in the event that the Company seeks to make a Recommendation Withdrawal as provided above, the notice period and the period during which the Company and its Representatives are required, if requested by Parent, to negotiate with Parent regarding any revisions to the terms of this Agreement proposed in writing by Parent in response to such new Acquisition Proposal pursuant to clause (4) above shall expire on the later to occur of (x) three (3) Business Days after the Company provides written notice of such new Acquisition Proposal to Parent and (y) the end of the original four (4) Business Day period described in clause (4) above.

(c) In addition to the obligations of the Company set forth in Sections 6.3(a) and 6.3(b) the Company shall notify Parent in writing promptly, and in any event no later than 24 hours, after receipt by the Company or any of its Representatives of any Acquisition Proposal, any communication from or on behalf of a third party that such third party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that may be considering making, or has made, an Acquisition Proposal. The Company shall advise Parent orally and in writing of the material terms and conditions of such Acquisition Proposal, communication or request, including the identity of the third party making such Acquisition Proposal, communication or request.

(d) Nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company, based on events, developments or occurrences that arise after the date hereof (in each case other than involving or relating to an Acquisition Proposal), from effecting a Recommendation Withdrawal if the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that there is reasonable probability that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, provided that (x) the Company shall (A) promptly notify Parent in writing of its intention to take such action, which notice includes a description in reasonable detail of the nature of such event, development or occurrence prompting the Recommendation Withdrawal (it being understood that such notice shall not be deemed to be or constitute a Recommendation Withdrawal) and (B) negotiate in good faith with Parent for three (3) Business Days following such notice regarding revisions to the terms of this Agreement proposed by Parent in writing in response to such event, development or occurrence, and (y) the Board of Directors of the Company shall not effect any Recommendation Withdrawal unless, after the three (3) Business Day period described in the foregoing clause (B), the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that there is a reasonable probability that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(e) Notwithstanding any Recommendation Withdrawal, except as required by Law, until termination of this Agreement in accordance with its terms (x) in no event may the Company (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (B) make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Acquisition Proposal or (C) seek any third-party consents in connection with the transactions contemplated by any Acquisition Proposal, and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement.

(f) Nothing contained in this Section 6.3 shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act; provided that any such action or statement made that relates to an Acquisition Proposal shall be deemed to be a Recommendation Withdrawal unless the Board of Directors of the Company reaffirms that Company Board Recommendation in such statement or in connection with such action, (ii) making any disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that there is a reasonable probability that the failure to make such disclosure could reasonably be expected to be inconsistent with applicable Law or (iii) informing any Person of the existence of the provisions contained in this Section 6.3; provided that in the case of clauses (ii) and (iii), any Recommendation Withdrawal may only be made in accordance with Section 6.3(b) or Section 6.3(d); it being understood that a "stop, look and listen" communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company) shall not be deemed to be or constitute a Recommendation Withdrawal.

(g)   For purposes of this Agreement:

"Acquisition Proposal " means any proposal, offer or indication of interest from any Person (other than Parent or any of its Subsidiaries or Affiliates) relating to, or that could reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase (including through reinsurance), in one transaction or a series of related transactions, of assets or liabilities (including equity securities of any Subsidiary of the Company) or businesses that constitute 15% or more of the assets or liabilities of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning (which has the meaning under Section 13(d) of the Exchange Act) securities of the Company representing 15% or more of the aggregate voting power of all securities of the Company or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries, in each case, pursuant to which any Person or the stockholders of any Person would own securities of the Company or of any resulting parent company of the Company representing 15% or more of the aggregate voting power of all securities of the Company or of any resulting parent company of the Company; and

"Superior Proposal" means a bona fide, unsolicited Acquisition Proposal (with all references to "15%" in the definition of Acquisition Proposal being deemed to be references to "50%") made that is on terms that the Board of Directors of the Company determines in good faith (after consulting with its financial advisor and outside legal counsel), and considering all relevant factors as the Board of Directors of the Company considers to be appropriate (including, but not limited to, the timing, ability to finance, financial and regulatory aspects and likelihood of consummation of such proposal, and any amendments to this Agreement proposed in writing by, and binding upon, Parent which is received prior to the Board of Directors of the Company's determination that a Superior Proposal exists), is more favorable from a financial point of view (taking into account the foregoing factors) to the stockholders of the Company than the Merger and the other transactions contemplated hereby, and which the Board of Directors of the Company determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

Section 6.4 Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford the Representatives of Parent reasonable access during normal business hours to its and its Subsidiaries' properties, books, records, Contracts and personnel, and shall furnish, and shall cause to be furnished, as promptly as reasonably practicable to Parent consistent with its legal obligations and obligations pursuant to Contracts all other information concerning the Company and its Subsidiaries' business, properties and personnel as Parent may reasonably request, in each case as is reasonably necessary or appropriate to facilitate the Merger and the other transactions contemplated hereby; provided, however, that (i) the Company may restrict the foregoing access to the extent that any applicable Law or Governmental Entity requires it or its Subsidiaries to restrict access to any properties or information and (ii) Parent shall not have access to individual performance or evaluation records, medical histories or other information that in the reasonable opinion of the Company is sensitive or the disclosure of which could reasonably be expected to subject it or any of its Subsidiaries to risk of liability or information that is subject to attorney-client privilege or other privilege; provided, further, that the Company may restrict the foregoing access to those Persons who have entered into or are bound by a confidentiality agreement with it and to the extent required by applicable Law or Contract to which the Company or its respective Subsidiaries is a party. All such access shall be subject to reasonable restrictions imposed from time to time with respect to the provision of privileged communications or any applicable confidentiality agreement with any Person. In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its Representatives shall not (i) interfere with the business conducted at such property or (ii) damage any property or any portion thereof. Prior to the Effective Time, Parent and its Representatives shall not have the right to conduct environmental sampling at any of the facilities or properties of the Company or any of its Subsidiaries. All information obtained pursuant to this Section 6.4 shall continue to be governed by the Confidentiality Agreement which shall remain in full force and effect in accordance with its terms.

Section 6.5   Consents, Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the parties shall, and shall cause their respective Subsidiaries to, use reasonable best efforts (i) to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and the other transactions contemplated hereby and, subject to the conditions set forth in Article VII hereof, to consummate the Merger, the Financing and the other transactions contemplated hereby, as promptly as practicable and (iii) to obtain as promptly as practicable any Consent of, or any approval by, any Governmental Entity, including any Healthcare Regulatory Approvals or other insurance or regulatory approvals, Consents under Antitrust Laws and any other third-party Consent which is required to be obtained by the parties or their respective Subsidiaries in connection with the Merger, the Financing and the other transactions contemplated hereby, and to comply with the terms and conditions of any such Consent. The parties shall cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable any such Consents.

(b) Without limiting the foregoing, Parent and its Affiliates and the Company and its Affiliates shall take any and all actions necessary to avoid each and every impediment under any Health Care Law, Antitrust Law, insurance Law or other applicable Law that may be asserted by any Governmental Entity with respect to this Agreement, the Merger and the other transactions contemplated hereby so as to enable the Closing to occur as promptly as practicable, including, without limitation, any of the following actions requested by any Governmental Entity, or necessary or appropriate to (x) obtain all Consents and exemptions and secure the expiration or termination of any applicable waiting period under the HSR Act; (y) resolve any objections that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated hereby; and (z) prevent the entry of, and have vacated, lifted, reversed or overturned, any Order that would prevent, prohibit, restrict or delay the consummation of the Merger and the other transactions contemplated hereby:

(i) comply with all restrictions and conditions, if any, imposed or requested by any Governmental Entity in connection with granting any necessary clearance, Consent or exemption or terminating any applicable waiting period including: (x) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiaries, operations, divisions, businesses, product lines, customers or assets of Parent or any of its Affiliates (including the Company or any of its Subsidiaries); (y) taking or committing to take such other actions that may limit Parent's or any of its Affiliates' (including the Company's or any of its Subsidiaries') freedom of action with respect to, or its ability to retain, any of Parent's or its Affiliates' (including the Company's or any of its Subsidiaries') operations, divisions, businesses, products lines, customers or assets, and (z) entering into any Orders, settlements, undertakings, consent decrees, stipulations or other agreements to effectuate any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any Order that prevents, prohibits, restricts or delays the consummation of the Merger and the other transactions contemplated hereby, in any case, that may be issued by any court or other Governmental Entity;

(ii) agree to terminate any Contract or other business relationship of Parent or any of its Affiliates or the Company or any of its Affiliates as may be required to obtain any necessary clearance of any Governmental Entity or to obtain termination of any applicable waiting period under any Antitrust Laws or clearance under any Health Care Laws, insurance Laws or other applicable Laws; and

(iii) oppose fully and vigorously (x) any administrative or judicial action or proceeding that is initiated (or threatened to be initiated) challenging this Agreement, the Merger or the other transactions contemplated hereby and (y) any request for, the entry of, and seek to have vacated or terminated, any Order that could restrain, prevent or delay the consummation of the Merger and the other transactions contemplated hereby, including, in the case of either (x) or (y) by defending through litigation, any action asserted by any Person in any court or before any Governmental Entity, and vigorously pursuing all available avenues of administrative and judicial appeal.

Notwithstanding the foregoing, prior to the Company or any of its Subsidiaries voluntarily agreeing to or undertaking any action described in or contemplated by this Section 6.5(b) that would reasonably be expected to have a material impact on the business, activities or services of the Company or any of its Subsidiaries after the Closing, the Company shall obtain the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this paragraph shall otherwise be deemed to affect or modify the obligations of the parties pursuant to this Section 6.5, including subsection (b) hereof.

(c) Neither the Company nor Parent shall, and each of them shall cause its Affiliates not to directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consent, or exemption of any Governmental Entity necessary to consummate the Merger and the other transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Merger and the other transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby.

(d) In furtherance of the foregoing, the parties shall as promptly as practicable following the date of this Agreement make all Filings with all Governmental Entities that may be or may become reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby, including: (i) filing, or causing to be filed, no later than fifteen (15) Business Days after the date of this Agreement, (A) "Form A Statements" or similar change of control applications with the insurance commissioners (or other applicable regulators) in each jurisdiction where required by applicable insurance Law seeking approval of Parent's acquisition of control of each of the Company Regulated Subsidiaries which results from the Merger; (ii) Parent filing, or causing to be filed no later than fifteen (15) Business Days after the date of this Agreement, any pre-acquisition notifications on "Form E" or similar market share notifications to be filed in each jurisdiction where required by applicable insurance Law with respect to the Merger and the other transactions contemplated hereby; (iii) not later than ten (10) Business Days following the date of this Agreement, the Company and Parent each making an appropriate filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission ("FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") with respect to the Merger and the other transactions contemplated hereby and requesting early termination of the initial waiting period under the HSR Act; (iv) the Company and Parent each making any other filing that may be required under any other Antitrust Laws or by any Antitrust Authority; (v) not later than sixty (60) days prior to the Closing, the Company and Parent filing any required notices to CMS, with a separate notice to the CMS Medicare Drug Benefit Group and Central Office Medicare Advantage plan manager if applicable; and (vi) the Company and Parent making any other filing that may be required under any Health Care Laws or insurance or other applicable Law or by any Governmental Entity with jurisdiction over enforcement of any such Law.

(e) The Company and Parent shall, as promptly as practicable, (i) furnish each other and, upon request, any Governmental Entity, any information or documentation concerning themselves, their Affiliates, directors, officers, securityholders and Financing Sources, information or documentation concerning the Merger and the other transactions contemplated hereby and such other matters as may be requested and (ii) make available their respective personnel and advisers to each other and, upon request, any Governmental Entity, in connection with (A) the preparation of any statement, filing, notice or application made by or on their behalf to any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or (B) any review or approval process.

(f) Subject to applicable Law relating to the sharing of information, each of the Company and Parent shall promptly notify the other of any Filing, communication or inquiry it or any of its Affiliates intends to make with or receives from any Governmental Entity relating to the matters that are the subject of this Agreement, and prior to submitting any Filing, substantive written communication, correspondence or other information or response by such party or any or its Representatives, on the one hand, to any Governmental Entity, or members of the staff of any Governmental Entity, on the other, subject to Section 6.4, the submitting party shall permit the other party and its counsel a reasonable opportunity to review in advance, and consider in good faith the comments of the other party provided in a timely manner, in connection with any such Filing, communication or inquiry. Parent, in consultation with the Company, shall take the lead in coordinating communications with any Governmental Entity and developing strategy for responding to any investigation or other inquiry by any Governmental Entity related to any of the Requisite Regulatory Approvals or other third-party Consents. Subject to Section 6.4 and the terms and conditions of the Confidentiality Agreement, the Company and Parent shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing (including in seeking early termination of any applicable waiting periods under the HSR Act). To the extent practicable under the circumstances, none of the parties hereto shall agree to participate in any substantive meeting or conference with any Governmental Entity, or any member of the staff of any Governmental Entity, in respect of any Filing, proceeding, investigation (including any settlement of the investigation), litigation, or other inquiry related to the Merger unless it consults with the other party in advance and, where permitted, allows the other party to participate. Neither party shall be required to comply with any of the foregoing provisions of this Section 6.5(f) to the extent that such compliance would be prohibited by applicable Law. The parties further covenant and agree not to voluntarily extend any waiting period associated with any Consent of any Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the Merger and the other transactions contemplated hereby, except with the prior written consent of the other party hereto.

(g) Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as "Antitrust Counsel Only Material." Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may enter into, will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 6.5, materials provided to the other party or its outside counsel may be redacted (i) to remove references concerning valuation, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns and (iv) to remove references concerning pricing and other competitively sensitive terms from an antitrust perspective in the Contracts of the Company, Parent and their respective Subsidiaries.

(h) Notwithstanding anything herein to the contrary, in no event shall Parent or its Affiliates or the Company or its Affiliates be required to agree to take or enter into any action which is not conditioned upon the Closing.

Section 6.6   Employee Matters.

(a) Until the first anniversary of the Effective Time (the "Benefits Continuation Period"), the Surviving Company shall provide, or cause to be provided, for those employees of the Company and its Subsidiaries who continue as employees of the Surviving Company or any of its Subsidiaries during all or a portion of the Benefits Continuation Period (the "Continuing Employees"), compensation (including base salary, bonus and other incentive compensation opportunities but excluding equity-based compensation) and employee benefits that in the aggregate shall not be any less favorable than the compensation and employee benefits provided by the Company or the applicable Subsidiary to the Continuing Employees immediately prior to the Effective Time. Nothing herein shall be deemed to be a guarantee of employment for any current or former employee of the Company or any of its Subsidiaries, or other than as provided in any applicable employment agreement or other Contract, to restrict the right of Parent or the Surviving Company to terminate the employment of any such employee.

(b) The Surviving Company shall (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Company in which a Continuing Employee is eligible to participate following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the analogous Company Benefit Plan in which such Continuing Employee participated, (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) recognize service prior to the Effective Time with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting, determination of level of benefits and benefits accrual to the same extent such service was recognized by the Company or any of its Subsidiaries under the analogous Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service; provided, further, that the Surviving Company shall not be obligated to provide credit for years of service for purposes of retirement eligibility vesting under any Parent equity-based compensation plan or for benefit accrual purposes under any defined benefit pension plan maintained by the Surviving Company or its Subsidiaries prior to the date on which the Continuing Employee actually becomes a participant in such plan.

(c) From and after the Effective Time, Parent shall honor, and shall cause its Subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee identified in Section 6.6(c)(i) of the Company Disclosure Letter, (ii) subject to Section 2.5, all obligations in effect as of the Effective Time under any Company Stock Plan or bonus or bonus deferral plans, programs or agreements of the Company or any of its Subsidiaries identified in Section 6.6(c)(ii) of the Company Disclosure Letter and (iii) all obligations in effect as of the Effective Time pursuant to outstanding retention plans, programs or agreements identified in Section 6.6(c)(iii) of the Company Disclosure Letter, and all vested and accrued benefits under any Company Benefit Plan.

(d) Parent shall cause the Surviving Company and each of its Subsidiaries, for a period commencing at the Effective Time and ending ninety (90) days thereafter, not to effectuate a "plant closing" or "mass layoff," as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, or operating unit of the Surviving Company or any of its Subsidiaries without complying with all provisions of WARN.

(e) Notwithstanding any other provision of this Agreement to the contrary, subject to any agreements with Continuing Employees and applicable Law, Parent shall or shall cause the Surviving Company to provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits no less favorable than the severance benefits that would have been provided pursuant to the terms of the Company's severance plans or commitments identified in Section 6.6(e) of the Company Disclosure Letter applicable to such Continuing Employee immediately prior to the Effective Time.

(f) Nothing contained in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, (ii) shall create any third-party beneficiary rights in any Person or (iii) subject to the requirements of this Section 6.6, shall limit the right of Parent or the Surviving Company or any of its Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date.

Section 6.7 Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except as provided in Section 6.14(c) and Section 6.14(d). As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

Section 6.8   Directors' and Officers' Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent the Company would be permitted to do so by Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors), indemnify, defend and hold harmless (and promptly advance expenses from time to time as incurred to the fullest extent permitted by Law, provided, that the Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances, if it is ultimately determined that such Person is not entitled to indemnification) the present and former directors and officers of the Company or any of its Subsidiaries, any Person acting as director, officer, trustee, fiduciary, employee or agent of another entity or enterprise (including any Company Benefit Plan) at the request of the Company (each an "Indemnified Party") from and against any and all costs or expenses (including attorneys' fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur prior to or at the Effective Time, including the approval of this Agreement and the Merger and the other transactions contemplated hereby or arising out of or pertaining to the Merger and the other transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time.

(b) Subject to the following sentence, prior to the Effective Time the Company shall, in consultation with Parent, purchase a six (6) year extended reporting period endorsement with respect to the Current Insurance (a "Reporting Tail Endorsement"), and the Surviving Company shall maintain this endorsement in full force and effect for its full term; provided that the aggregate cost for such Reporting Tail Endorsement does not exceed 300% of the current annual premium paid by the Company. To the extent purchased after the date of this Agreement and prior to the Effective Time, the Reporting Tail Endorsement shall be placed through such broker(s) and with such insurance carriers as may be specified by Parent and as are reasonably acceptable to the Company.

(c) Following the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter and the Company Bylaws in effect on the date of this Agreement, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties' indemnification rights thereunder.

(d) If Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause (i) or clause (ii) of this sentence so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

(e) From and after the Effective Time, Parent and the Surviving Company shall not, directly or indirectly, amend, modify, limit or terminate the advancement and reimbursement of expenses, exculpation, indemnification provisions of the agreements listed in Section 6.8(e) of the Company Disclosure Letter between the Company or any Subsidiary and any of the Indemnified Parties, or any such provisions contained in the Surviving Company certificate of incorporation or bylaws to the extent such provision applies to Indemnified Parties.

(f) This Section 6.8 is intended for the irrevocable benefit of, and to grant third-party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent and the Surviving Company. The obligations of Parent under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. It is expressly agreed that each Indemnified Party shall be a third-party beneficiary of this Section 6.8, and entitled to enforce the covenants contained in this Section 6.8. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.8 that is denied by Parent and/or the Surviving Company, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification, then Parent or the Surviving Company shall pay such Indemnified Party's costs and expenses, including legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Company. The rights of the Indemnified Parties under this Section 6.8 shall be in addition to, and not in substitution for, any rights such Indemnified Parties may have under the Company Charter and the Company Bylaws, the certificate of incorporation and bylaws (or comparable organizational documents) of any of the Company's Subsidiaries, including the Surviving Company, or under any applicable Contracts, insurance policies or Laws.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

Section 6.9 Public Announcements. Parent and the Company shall issue separate press releases announcing this Agreement and the transactions contemplated hereby, which press releases shall describe the Agreement and the transactions contemplated hereby in a manner reasonably satisfactory to the other party. Following such initial press releases, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements or statements to employees or independent contractors of either party with respect to the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, however, that the restrictions set forth in this Section 6.9 shall not apply to any release or public statement (a) made or proposed to be made by the Company in accordance with Section 6.3 or (b) in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby.

Section 6.10 Notification. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger and the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger and the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, (b) any matter (including a breach of any representation, warranty, covenant or agreement contained in this Agreement) that would reasonably be expected to lead to the failure to satisfy any of the conditions to Closing in Article VII and (c) any action, suits, claims, investigations or proceedings commenced or, to such party's Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries, in each case which relates to the Merger, the Financing or the other transactions contemplated hereby. This Section 6.10 shall not constitute a covenant or agreement for purposes of Section 7.2(b) or Section 7.3(b).

Section 6.11 State Takeover Laws. The Company and Parent shall each use reasonable best efforts to ensure that no Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby. If any Takeover Statute becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby, the Company and Parent shall each use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.12 Delisting. Each of the parties agrees to cooperate with the others in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.13 Section 16(b). The Company and Parent shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) and acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company or Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14  Financing.

(a) From and after the date hereof, in a timely manner so as not to delay the Closing, Parent shall, and shall cause its Affiliates to, take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable to consummate, no later than the date the Closing is required to occur pursuant to Section 1.2 hereof, the Financing contemplated by the Commitment Letter (or any Substitute Financing or other debt or equity financing), including without limitation, (i) complying with and maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the debt financing contemplated by the Commitment Letter including the terms and conditions contained in the Commitment Letter so that such agreements are in effect no later than the Closing, (iii) satisfying on a timely basis all the conditions to the financing contemplated by the Commitment Letter and the definitive agreements and (iv) accepting to the fullest extent all

"market flex" contemplated by the Commitment Letter (including the fee letter relating thereto and the definitive agreements). Parent shall, after obtaining knowledge thereof, give the Company prompt written notice of any (i) material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letter or any definitive document related to the Financing, (ii) actual or threatened withdrawal, repudiation or termination of the Financing by the Financing Sources, (iii) material written dispute or disagreement between or among Parent and any of the other parties to the Commitment Letter or any definitive document related to the Financing, (iv) amendment or modification of, or waiver under, the Commitment Letter or any related fee letters or (v) if for any reason Parent or Merger Sub believes in good faith that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter or the definitive documents related to the Financing. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing contemplated by the Commitment Letter, including providing copies of all definitive agreements. Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under the Commitment Letter or the Financing arrangements, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or other Financing arrangements that amends the Financing and/or substitutes all or any portion of the Financing shall not (A) (x) include any conditions precedent that are in addition to or in the aggregate more onerous than or (y) expand upon or amend or otherwise modify in any way that is adverse to the Company or Parent the conditions precedent to the Financing as set forth in the Commitment Letter, (B) prevent or materially impede or materially delay the availability of the Financing and/or the consummation of the Merger and the transactions contemplated by this Agreement or (C) except in connection with any substitution or replacement of all or any portion of the Financing in accordance with this Section 6.14, release, repudiate, withdraw, consent to or otherwise result in the termination of the obligations of the Financing Sources under the Financing. In the event that new commitment letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 6.14(a), such new commitment letters shall be deemed to be a part of the "Financing" and deemed to be the "Commitment Letter" for all purposes of this Agreement. Parent shall be permitted to reduce the amount of Financing in its reasonable discretion, provided that Parent shall not reduce the Financing to an amount committed below the amount that is required, together with the financial resources of Parent and Merger Sub, including cash on hand and marketable securities of Parent, the Company and their respective Subsidiaries that are committed to fund the Merger Consideration, to consummate the Merger and the transactions contemplated by this Agreement, and provided, further, that such reduction shall not (A) expand upon or amend in any way that is adverse to the Company the conditions precedent to the Financing as set forth in the Commitment Letter or (B) prevent or materially impede or materially delay the availability of the Financing and/or the consummation of the Merger and the transactions contemplated by this Agreement. If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable, or it becomes reasonably likely that such funds will be unavailable to Parent on the terms and conditions set forth therein, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof, (ii) obtain substitute financing (on terms and conditions that are not materially less favorable to Parent and Merger Sub, taken as a whole, than the terms and conditions as set forth in the Commitment Letter, taking into account any "market flex" provisions thereof) sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms (the "Substitute Financing") and (iii) obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and fee letter (in redacted form removing only the fee information) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the "Financing" and any commitment letter for such Substitute Financing shall be deemed the "Commitment Letter" for all purposes of this Agreement.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent's and Merger Sub's obligations hereunder are not conditioned in any manner upon Parent or Merger Sub obtaining any financing. Each of (i) Parent's breach of any of its representations or warranties in Section 4.11 or Parent's or Merger Sub's breach of any of their respective obligations in this Section 6.14 that in either case results in the failure of Parent or Merger Sub to have sufficient cash available to pay the Merger Consideration on the date that the Closing is required to occur pursuant to Section 1.2 hereof and (ii) the failure, for any reason, of Parent and Merger Sub to have sufficient cash available on the date that the Closing is required to occur pursuant to Section 1.2 hereof and/or the failure to pay the Merger Consideration on the date that the Closing is required to occur pursuant to Section 1.2 hereof shall constitute a willful and intentional breach of this Agreement by Parent and Merger Sub.

(c) The Company shall, and shall cause its Subsidiaries to, at the sole expense of Parent, use its and their commercially reasonable efforts to provide such cooperation as may be reasonably requested by Parent in connection with the financing of the Merger and the other transactions contemplated hereby, if any, including using commercially reasonable efforts to (i) cause appropriate officers and employees to be available, on a customary and reasonable basis and upon reasonable notice, to meet with ratings agencies and prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, (ii) provide reasonable assistance with the preparation of disclosure documents in connection therewith, including providing financial statements and other information relating to the Company and its Subsidiaries customarily included in such disclosure documents, and to the extent necessary, the audit and/or SAS 100 review, as appropriate thereof in accordance with GAAP and applicable Law by independent certified public accountants of Parent, (iii) provide Financing Sources with reasonable access to the properties, books and records of the Company and its Subsidiaries, execute and deliver any customary pledge or security documents or other customary definitive financing documents and certificates as may be reasonably requested by Parent and (iv) direct its independent accountants to provide customary and reasonable assistance to Parent and, solely if and to the extent that financial statements of the Company are required by Rule 3-05 and/or Article 11 of Regulation S-X to be included in the disclosure document referred to in clause (ii) above, to provide customary comfort letters and consents on customary terms and consistent with their customary practices; provided that the actions contemplated in the foregoing clauses (i)

through (iv) do not (A) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any condition to Closing set forth in Article VII to fail to be satisfied or otherwise cause any breach of this Agreement, (D) require the Company or any of its Subsidiaries to pay any out-of-pocket fees or expenses prior to the Closing that are not promptly reimbursed by Parent as set forth in Section 6.14(d), (E) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement, (F) require the Company or its Representatives to provide (or to have provided on its behalf) any certificates or opinions or (G) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability. Each of Parent and Merger Sub acknowledges and agrees that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Closing, have any responsibility for, or incur any liability to any Person under, the Financing or any other financing that Parent and/or Merger Sub may raise in connection with the Merger or the other transactions contemplated hereby or any cooperation provided pursuant to this Section 6.14(c).

(d) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.14(c) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by any of them in connection with the arrangement of financing and any information used in connection therewith. The provisions of this Section 6.14(d) shall survive (i) any termination of this Agreement pursuant to Section 8.1 and (ii) the consummation of the Merger, and are expressly intended to benefit, and are enforceable by, the Company, its Subsidiaries and their respective Representatives.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Statutes and Injunctions. No (i) temporary restraining order or preliminary or permanent injunction or other Order by any federal or state court or other tribunal or Governmental Entity of competent jurisdiction preventing consummation of the Merger shall be in effect or (ii) applicable Law prohibiting consummation of the Merger shall be in effect.

(c) Governmental Consents. Both (i) the early termination or expiration of the waiting period required under the HSR Act shall have occurred and (ii) the Healthcare

Regulatory Approvals set forth in Section 7.1(c) of the Company Disclosure Letter shall have been made or obtained (all such permits, approvals, filings and consents and the lapse of such waiting period being referred to as the "Requisite Regulatory Approvals"), and all such Requisite Regulatory Approvals shall be in full force and effect.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first two sentences of Section 3.2(a) and Sections 3.2(b), 3.3, 3.21 and 3.22 shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (ii) only, to the extent that breaches thereof, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer's Certificate. Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 7.2(a) and 7.2(b).

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent contained in Sections 4.1 and 4.2 shall be true and correct in all material respects (without giving effect to any materiality or Parent Material Adverse Effect qualifier therein) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (ii) only, to the extent that breaches thereof, individually or in the aggregate, have not had, and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer's Certificate. The Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 7.3(a) and 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was principally caused by such party's breach of any material provisions of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval (with any termination by Parent also being an effective termination by Merger Sub):

(a)	by mutual written consent of Parent and the Company;

(b)	by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before the eight (8) month anniversary of the date hereof (the "Initial Outside Date"); provided, however, that if on the Initial Outside Date any of the conditions to Closing set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or duly waived by all parties but all other conditions to Closing set forth in Article VII shall be satisfied or capable of being satisfied, then the Initial Outside Date shall be extended to the ten (10) month anniversary of the date hereof if Parent or the Company notifies the other in writing on or prior to the Initial Outside Date of its election to extend the Initial Outside Date (as so extended, the " Outside Date"); provided, however, that the right to extend the Initial Outside Date or terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations hereunder or it has failed to perform fully its obligations under Section 6.14, and such material breach or violation or failure has been the principal cause of and directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Initial Outside Date or the Outside Date or (2) the failure of the Closing to occur by Initial Outside Date or the Outside Date;

(ii) any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with Section 6.5 of this Agreement; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(c)   by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company by the Outside Date or (B) if capable of being cured, has not been cured by the Company within forty-five (45) days following written notice to the Company from Parent or Merger Sub of such breach, and, in each case, would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder;

(ii) there shall have been a material and intentional breach of Section 6.2 or Section 6.3 (other than by Parent or Merger Sub); or

(iii) prior to obtaining the Company Stockholder Approval, if the Board of Directors of the Company or, if required to address any conflict of interest, any committee thereof, shall have effected a Recommendation Withdrawal; or

(d) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Parent or Merger Sub, as the case may be, by the Outside Date or (B) if capable of being cured, has not been cured by Parent or Merger Sub, as the case may be, within forty-five (45) days following written notice to Parent or Merger Sub, as the case may be, from the Company of such breach, and, in each case, would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representation, warranty, covenant or agreement hereunder.

Section 8.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the parties shall terminate and there shall be no liability on the part of any party with respect thereto, except for the confidentiality provisions of Section 6.4 and the provisions of Section 3.23, Section 4.12, Section 6.7, Section 6.14(d), this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and remain in full force and effect; provided, however, that neither Parent nor the Company shall be released from any liabilities or damages (including, in the case of claims by the Company, as contemplated by Section 9.5(b)(ii)) arising out of any (i) fraud, (ii) willful and intentional breach of any representation or warranty or (iii) willful and intentional breach of any covenant or agreement contained in this Agreement (including as provided in Section 6.14(b)) prior to such termination.

Section 8.3   Termination Fee.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iii), or is terminated pursuant to Section 8.1(b)(iii) where the Company has effected a Recommendation Withdrawal, then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Parent (or its designees) an amount in cash equal to $115,000,000 (the "Termination Fee") by wire transfer of immediately available funds to an account designated in writing by Parent.

(b)   In the event that this Agreement is terminated:

(i) (A) by Parent or the Company pursuant to Section 8.1(b)(i) or (B) by Parent pursuant to Section 8.1(c)(i) and, in each case, an Acquisition Proposal was publicly proposed or announced or otherwise communicated to the Board of Directors of the Company by any Person after the date of this Agreement, or

(ii) by Parent or the Company pursuant to Section 8.1(b)(iii) and an Acquisition Proposal was publicly proposed, announced or otherwise known prior to the Company Stockholders Meeting and the Company has not effected a Recommendation Withdrawal;

then (x) the Company shall pay or cause to be paid to Parent (or its designees) an amount in cash equal to 50% of the Termination Fee (A) as a pre-condition to termination if the Company is the party seeking such termination or (B) promptly, but in no event later than two Business Days after the date of such termination by Parent and (y) if the Company enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal within twelve (12) months after such termination of this Agreement, then, on the date of such entering into a definitive agreement or consummation, the Company shall pay or cause to be paid to Parent (or its designees) the remaining 50% of the Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent. For purposes of clause (y) this Section 8.3(b), each reference to "15%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "50%."

(c) The parties agree and understand that, except as contemplated by the last paragraph of Section 8.3(b), in no event shall the Company be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (i) if Parent receives the Termination Fee from the Company pursuant to this Section 8.3, then, except in the case of fraud, such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Termination Fee under this Section 8.3, the amount of such Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement. The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 8.3, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 8.4 Procedure for Termination. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company. A terminating party shall provide written notice of termination to the other parties specifying the Section or Sections pursuant to which such party is terminating the Agreement. If more than one provision in Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 8.1 for any termination.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. The parties agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.1. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

Cigna Corporation
1601 Chestnut St
Two Liberty, TL 15B
Philadelphia, PA 19192
Attention:         Thomas A. McCarthy

Facsimile No.: (215) 761-5520

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:          Phillip R. Mills, Esq.
Michael Davis, Esq.

Facsimile No.: (212) 701-5800

If to the Company, to:

HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, Tennessee 37067
Attention:          General Counsel
Facsimile No.: (615) 401-4566

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:	Paul T. Schnell
Jeremy D. London
Facsimile No.:	(917) 777-2322
(202) 661-8299

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Attention:	Howard Lamar
J. James Jenkins, Jr.
Ryan D. Thomas
Facsimile No.:	(615) 742-2709
(615) 742-2736

Section 9.3   Interpretation; Construction.

(a) When a reference is made in this Agreement to a Section, clause, Annex, Exhibit or Schedule, such reference shall be to a Section or clause of or Annex or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrase "the date of this Agreement" and terms of similar import, shall be deemed to refer to the date first written above. Whenever the content of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and a reference to singular or plural shall be interchangeable with the other.

(b) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to "$" and "dollars" are to the currency of the United States. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The words "hereby," "herein," "hereof," "hereunder" and words of similar import refer to this Agreement as a whole (including any Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. Whenever the words "include," or "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) No summary of this Agreement or any Exhibit attached hereto or Schedule delivered herewith prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement or any such Exhibit or Schedule.

(e) Subject to the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this

Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party has received counterparts thereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties.

Section 9.5   Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibits attached hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither Parent and Merger Sub, nor the Company makes any other representations or warranties, and each hereby disclaims any other representations or warranties, express or implied, or as to the accuracy or completeness of any other information made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other's Representatives of any documentation or other information with respect to any one or more of the foregoing.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party except for: (i) only following the Effective Time, the right of the Company's stockholders to receive the Merger Consideration in respect of shares of Company Common Stock pursuant to Section 2.1, (ii) the right of the Company on behalf of its stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the transaction to the Company's stockholders), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, (iii) the right of the Indemnified Parties to enforce the provisions of Section 6.8 only and (iv) the right of the Financing Sources to enforce the provisions of Section 9.10 and Section 9.12. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Board of Directors of the Company, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

(c) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger or the other transactions contemplated hereby are not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Merger and the other transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.7 Assignment . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8 Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

Section 9.9 Extension; Waiver. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.10  Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and enforced in accordance with the Laws of the State of Delaware without regard to the conflicts of laws rules thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE COMMITMENT LETTER OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

(c) The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at Law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except where this Agreement is terminated in accordance with Section 8.1, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (including Section 6.14 (Financing)) and any other agreement or instrument executed in connection herewith and to thereafter cause the Merger to be consummated, in each case, if the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until Closing, but subject to the satisfaction or waiver of those conditions at Closing), without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. Any action or proceeding for any such remedy shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each party waives any requirement for the securing or posting of any bond in connection with any such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 9.10(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.10(c) are not available or otherwise are not granted and (y) nothing contained in this Section 9.10(c) shall require any party to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 9.10(c) before exercising any termination right under Section 8.1 (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.10(c) or anything contained in this Section 9.10(c) restrict or limit any party's right to terminate this Agreement in accordance with the terms of Section 8.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

(d) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated hereby, on behalf of itself or its property, in accordance with Section 9.2 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 9.10(d) shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.11 Obligation of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

Section 9.12 Financing Sources Arrangements. Notwithstanding anything contained herein to the contrary, including Section 9.10, each of the parties hereto agrees (a) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to, any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York and (b) that the waiver contained in Section 9.10(b) shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

Section 9.13 Definitions. As used in this Agreement, the following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, Schedules, and other documents delivered in connection herewith, shall have the meanings specified in this Section 9.13 or on the corresponding page number of the Index of Defined Terms:

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and "control" has the meaning specified in Rule 405 under the Securities Act.

"Amended and Restated Credit Agreement" means the Amended and Restated Credit Agreement, dated as of November 30, 2010, by and among the Company, as borrower, certain Subsidiaries of the Company, as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A., as administrative agent.

"Antitrust Authorities" shall mean the FTC, the DOJ, the attorneys general of the several states of the United States of America and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

"Antitrust Laws" shall mean the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act, and all other federal, state and foreign Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

"Applicable SAP" means, with respect to any insurance company or health maintenance organization, those accounting practices prescribed or permitted by the commissioner of insurance (or equivalent title) of the state of domicile of such insurance company or health maintenance organization.

"Business Day" means a day except a Saturday, a Sunday or other day on which the SEC or commercial banks in the City of New York are authorized or required by Law to be closed.

"Company Material Adverse Effect" means any event, change, effect, development or occurrence that has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, provided, however, that no event, change, effect, development or occurrence, shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, a Company Material Adverse Effect, to the extent that such event, change, effect, development or occurrence results from, arises out of, or relates to: (i) any changes in general United States or global economic conditions, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (ii) any changes in conditions generally affecting the healthcare, insurance, health insurance or managed care industry, Medicare Advantage managed care industry or any other industry in which the Company or any of its Subsidiaries operate, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (iii) any decline in the market price or trading volume of Company Common Stock (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (iv) any regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, or the economy in each case in the United States or any foreign jurisdiction, except to the extent that such changes or conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company and any of its Subsidiaries operate, (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Merger or the taking of any action required or contemplated by this Agreement or the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, Providers, suppliers, partners, officers or employees, (vii) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any Governmental Entity, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the Medicare Advantage managed care industry in which the Company and any of its Subsidiaries operate, (viii) any change in GAAP (or authoritative interpretations thereof), (ix) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (x) any taking of any action at the request of Parent or Merger Sub or with the consent of Parent or Merger Sub, (xi) any reduction in the credit rating of the Company or any of its Subsidiaries (it being understood and agreed that the foregoing shall not preclude Parent and Merger Sub from asserting that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xii) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions or (xiii) any litigation arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Merger or the other transactions contemplated hereby.

"Company Regulated Subsidiary" individually, means any of HealthSpring of Alabama, Inc., Bravo Health Insurance Company, Inc., Bravo Health Mid-Atlantic, Inc., Bravo Health Pennsylvania, Inc., Bravo Health Texas, Inc., HealthSpring of Florida, Inc., HealthSpring Life & Health Insurance Company, Inc., and HealthSpring of Tennessee, Inc.

"Company Stock Plans" means the Company 2005 Stock Option Plan, the Company 2006 Amended and Restated Equity Incentive Plan and the Company Amended and Restated 2008 Management Stock Purchase Plan.

"Confidentiality Agreement" means the confidentiality agreement, dated June 2, 2011 between the Company and Parent, as the same may be further amended, supplemented or otherwise modified by the parties.

"Environmental Laws" shall mean all foreign, federal, state and local Laws, regulations, rules and ordinances relating to pollution or the environment or to discharges, releases, threatened releases, spills, leaks, emissions, or the transport or disposal of pollutants, contaminants, wastes, chemicals or other hazardous substances into the indoor or outdoor environment.

"Financing Sources" means the entities that have at any time committed to provide or otherwise entered into agreements in connection with the financing or other financings in connection with the Merger (including any Substitute Financing) and the other transactions contemplated hereby, together with their affiliates, and including the parties to the Commitment Letter and any joinder agreements or credit agreements (including the definitive agreements relating thereto).

"GAAP" means generally accepted accounting principles in the United States.

"Hazardous Substances" means any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," "toxic pollutants," or words of similar meaning and regulatory effect under any applicable Environmental Law or are otherwise regulated by, or for which standards of liability are provided under, any Environmental Law, including without limitation petroleum, asbestos and asbestos-containing materials, lead-based paint and medical waste.

"Health Care Laws" means all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, the Medicare Program Laws (including Title XVIII of the Social Security Act) and Laws relating to Medicaid programs (including Title XIX of the Social Security Act) and the regulations adopted thereunder including but not limited to 42 C.F.R. Parts 422 and 423 and the Centers for Medicare and Medicaid Services guidance found in the Medicare Managed Care Manual and the Medicare Prescription Drug Manual; (ii) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including, without limitation, Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals or Provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), and the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347), and any similar state fraud and abuse laws; (iii) the administration of health-care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including third party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) coding, coverage, reimbursement, claims submission, billing and collections related to third party payors including but not limited to government programs or otherwise related to insurance fraud; (vi) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vii) the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and any Laws governing the privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective Members; (viii) any state insurance, health maintenance organization or managed care Laws (including Laws relating to Medicaid programs) pursuant to which any of the Company Regulated Subsidiaries is required to be licensed or authorized to transact business; (ix) state medical practice and corporate practice of medicine Laws and regulations (including common law), and state professional fee-splitting Laws and regulations (including common law), (x) the Medicare Program Laws; and (xi) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations promulgated thereunder.

"Intellectual Property" means all intellectual property rights throughout the world, including without limitation inventions and discoveries, whether or not patented or patentable in any jurisdiction, patents, utility models, patent or utility model applications (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extension or reissues thereof, in any jurisdiction; processes, formulae, know-how and other trade secrets or proprietary confidential information, including rights in any jurisdiction to limit the use or disclosure thereof; copyrights and copyrightable works, whether registered or not (including copyrights in software, databases, applications, code, systems, networks, website content, documentation and related items), and registrations of and applications to register the foregoing, together with any moral rights therein; trademarks, service marks, trade names, brand names, certification marks, logos, trade dress and other source indicators, and the goodwill of the business appurtenant thereto, and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; and Internet domain names, database rights, design rights, publicity rights and privacy rights.

"Knowledge" means the actual knowledge of the officers of the Company or Parent, as the case may be, as set forth in Section 9.13 of the Company Disclosure Letter and Section 9.13 of the Parent Disclosure Letter, respectively.

"Laws" means, any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, Order, ordinance, code, rule, statute, regulation (domestic or foreign) or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

"Medicare Program Laws" means the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the Medicare Improvements for Patients and Providers Act of 2008, as each has been amended, modified, revised or replaced as well as any final rules and final regulations adopted pursuant to such Acts and any written directives, instructions, guidelines, bulletins, manuals, requirements, policies and standards issued by CMS.

"Member(s)" means any individual who is properly enrolled in a MA Plan offered by Company Regulated Subsidiaries.

"NYSE" means the New York Stock Exchange.

"Order" means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

"Parent Common Stock" means the common stock, par value $0.25 per share, of Parent.

"Parent Material Adverse Effect" means any event, change, effect, development or occurrence that would reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

"Parent SEC Documents " means all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC pursuant to the Exchange Act and the Securities Act since January 1, 2010.

"Permitted Lien" means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been taken in accordance with GAAP, (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar liens, (iii) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Government Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords' liens and liens granted to landlords under any lease, (vii) licenses to Intellectual Property in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements, (ix) any Liens which are disclosed on the most recent consolidated balance sheet of the Company or notes thereto and (x) any Liens that are not material to the Company, its Subsidiaries or their businesses, taken as a whole.

"Person" means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Practice Entity" means Bravo Health Advanced Care Center, P.C., a Pennsylvania professional corporation owned by Andrew A. Aronson, M.D., FACEP, a Pennsylvania licensed physician and Bravo Health Advanced Care Center, P.C., a Maryland professional corporation owned by Andrew A. Aronson, M.D., FACEP, a Maryland licensed physician.

"Proceeding" means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

"Program" means Medicare, Medicaid or any other state or federal health care programs.

"Providers" means any primary care physicians or physician group, medical groups, IPAs, specialist physicians, dentists, optometrists, pharmacies and pharmacists, radiologists or radiology centers, laboratories, mental health professionals, chiropractors, physical therapists, any hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional.

"Subsidiary" when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its Subsidiaries or (ii) that would be required to be consolidated in such party's financial statements under generally accepted accounting principles as adopted (whether or not yet effective) in the United States.

"Tax" means income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments), together with any interest and any penalties (including penalties for failure to file or late filing of any return, report or other filing, and any interest in respect of such penalties and additions, additions to tax or additional amounts imposed by any and all federal, state, local, foreign or other taxing authority).

"Taxing Authority" means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

"Tax Return" means any statement, report, return, document, information return or claim for refund relating to Taxes, including, if applicable, any combined or consolidated return for any group of entities that includes the Company or any of its Subsidiaries.

"Tax Sharing Agreement" means any existing agreement or arrangement (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person's Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries), other than any such agreement solely between the Company and its Subsidiaries.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CIGNA CORPORATION

By:	/s/ Thomas A. McCarthy
	Name:	Thomas A. McCarthy
	Title:	Vice President

CIGNA MAGNOLIA CORP.

By:	/s/ Thomas A. McCarthy
	Name:	Thomas A. McCarthy
	Title:	Vice President

HEALTHSPRING, INC.

By:	/s/ Herbert A. Fritch
	Name:	Herbert A. Fritch
	Title:	Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

HEALTHSPRING, INC.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

FIRST: The present name of the corporation is HealthSpring, Inc. (the "Corporation"). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was October 29, 2004. The original Certificate of Incorporation was amended on September 21, 2005 to change the name of the Corporation from NewQuest Holdings, Inc. to HealthSpring, Inc. The original Certificate of Incorporation was amended and restated in its entirety on February 8, 2006.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended in its entirety as set forth in the Amended and Restated Certificate of Incorporation hereinafter provided for.

THIRD: The Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the stockholders in accordance with the provisions of § 228, 242, and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: This Certificate shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

FIFTH: The Amended and Restated Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

ARTICLE I
NAME

The name of the corporation is HealthSpring, Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the "DGCL").

ARTICLE IV
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

ARTICLE V
DURATION

The Corporation is to have perpetual existence.

ARTICLE VI
BOARD OF DIRECTORS

The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

ARTICLE VII
SECTION 203 OF DGCL

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE VIII
LIMITATION OF LIABILITY

To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader director protection than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or modification of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE IX
INDEMNIFICATION

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while so serving, shall be indemnified and held harmless by the Corporation to the full extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees and related disbursements, judgments, fines, excise taxes, and penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, agent, partner, member or trustee and shall inure to the benefit of his or her heirs, executors, and administrators. Each person who is or was serving as a director, officer, employee or agent of a subsidiary of the Corporation shall be deemed to be serving, or have served, at the request of the Corporation. Any indemnification (but not advancement of expenses) under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment). Such determination shall be made with respect to a person who is a director or officer at the time of such determination (a) by a majority vote of the directors who were not parties to such proceeding (the "Disinterested Directors"), even though less than a quorum, (b) by a committee of Disinterested Directors designated by a majority vote of Disinterested Directors, even though less than a quorum, (c) if there are no such Disinterested Directors, or if such Disinterested Directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

Section 2. Advancement of Expenses. Expenses (including attorneys' fees, costs, and charges) incurred by an Indemnitee in defending a proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that such Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article IX. The majority of the Disinterested Directors (or a committee thereof) may, in the manner set forth above, and upon approval of such Indemnitee, authorize the Corporation's counsel to represent such person in any proceeding, whether or not the Corporation is a party to such proceeding.

Section 3. Procedure for Indemnification. Any indemnification or advance of expenses (including attorneys' fees, costs, and charges) under this Article IX shall be made promptly, and in any event within thirty days upon the written request of the Indemnitee (and, in the case of advance of expenses, receipt of a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefore pursuant to the terms of this Article IX). The right to indemnification or advances as granted by this Article IX shall be enforceable by the Indemnitee in any court of competent jurisdiction, if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within thirty days. Such person's reasonable costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses (including attorney's fees, costs, and charges) under this Article IX where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 4. Other Rights; Continuance of Right to Indemnification. The indemnification and advancement of expenses provided by this Article IX shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), bylaw, agreement, vote of stockholders or Disinterested Directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the estate, heirs, executors, and administers of such person. All rights to indemnification under this Article IX shall be deemed to be a contract between the Corporation and each director, officer, employee or agent of the Corporation who serves or served in such capacity at any time while this Article IX is in effect. Any repeal or modification of this Article IX or any repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification of such person or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions, or facts occurring prior to the final adoption of such modification or repeal. For the purposes of this Article IX, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise shall stand in the same position under the provisions of this Article IX, with respect to the resulting or surviving corporation, as he or she would if he or she had served the resulting or surviving corporation in the same capacity.

Section 5. Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Section 6. Reliance. Persons who after the date of the adoption of this provision become or remain directors, officers, employees or agents of the Corporation or who, while a director, officer, employee or agent of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advancement of expenses, and other rights contained in this Article IX in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article IX shall apply to claims made against an Indemnitee arising out of acts or omissions that occurred or occur both prior and subsequent to the adoption hereof.

Section 7. Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under the first paragraph of this Article IX as to all expense, liability, and loss (including attorneys' fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, other penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article IX to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the full extent permitted by applicable law.

ARTICLE X
AMENDMENT

The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the DGCL and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of this _____ day of __________, 20__.

HEALTHSPRING, INC.

By:
Name:
Title: